Exhibit 99.1

Stock Symbol:	AEM (NYSE and TSX)

For further information:	Investor Relations
(416) 947-1212

(All amounts expressed in U.S. dollars (“$” or “US$”) unless otherwise noted)

AGNICO EAGLE REPORTS FOURTH QUARTER AND FULL YEAR 2016 RESULTS —MELIADINE AND AMARUQ PROJECTS APPROVED FOR DEVELOPMENT; ANNUAL GOLD PRODUCTION EXPECTED TO GROW TO 2.0 MILLION OUNCES IN 2020

Toronto (February 15, 2017) — Agnico Eagle Mines Limited (NYSE:AEM, TSX:AEM) (“Agnico Eagle” or the “Company”) today reported quarterly net income of $62.7 million, or net income of $0.28 per share for the fourth quarter of 2016.  This result includes impairment reversals of the Meadowbank mine and Meliadine project, net of tax, of $81.2 million ($0.36 per share), a non-cash foreign currency translation loss on deferred tax liabilities of $12.9 million ($0.06 per share), various mark-to-market adjustment losses of $9.4 million ($0.04 per share), non-recurring losses of $2.4 million ($0.01 per share) and non-cash foreign currency translation gains of $1.7 million ($0.01 per share).  Excluding these items would result in adjusted net income1 of $4.5 million ($0.02 per share) for the fourth quarter of 2016.  In the fourth quarter of 2015, the Company reported a net loss of $15.5 million or $0.07 per share.

Not included in the fourth quarter of 2016 adjusted net income above are lower sales volume relative to total ounces produced, net of tax (approximately 30,620 ounces fewer), representing $13.1 million ($0.06 per share), lower realized gold and silver prices compared to average spot prices both 2% lower than the quarterly average, $5.7 million ($0.03 per share) and non-cash stock option expense of $4.2 million ($0.02 per share).

Fourth quarter 2016 cash provided by operating activities was $120.6 million ($120.3 million before changes in non-cash components of working capital).  This compares to cash provided by operating activities of $140.7 million in the fourth quarter of 2015 ($112.6 million before changes in non-cash components of working capital).  The increase in cash provided by operating activities before changes in non-cash components of working capital during the current period was largely due a tax adjustment in the fourth quarter of 2015.

1 Adjusted net income is a Non-GAAP measure.  For a discussion regarding the Company’s use of non-GAAP measures, please see “Note Regarding Certain Measures of Performance”.

“Continued strong operating results in the fourth quarter of 2016 allowed us to exceed our production forecast and beat our cost guidance for the fifth consecutive year and positions us to complete the development of our growth projects over the next two years”, said Sean Boyd, Agnico Eagle’s Chief Executive Officer.  “Our primary focus will be on developing and expanding our business in Nunavut as we complete the construction of a new mine at Meliadine and develop the Amaruq satellite deposit at Meadowbank.  These new operations, along with optimizations at existing mines, are expected to result in production growth from current levels to approximately 2.0 million ounces in 2020, along with a decline in unit costs”, added Mr. Boyd.

Fourth quarter and full year 2016 highlights include:

•                  Continued Strong operational performance — Payable production2 in 2016 was 1,662,888 ounces of gold on production costs per ounce of gold of $621, with total cash costs per ounce3 of $573, compared to guidance of 1,600,000 ounces at total cash costs per ounce of $600.  All-in sustaining costs per ounce4 (“AISC”) for 2016 were $824, compared to guidance of $860 per ounce

•                  2016 gold reserves increased by 5.0% to 19.9 million ounces (268.4 million tonnes grading 2.31 grams per tonne (“g/t”) gold) — Measured and indicated mineral resources increased by 9%, while inferred mineral resources decreased by 4% (largely due to conversion to higher confidence categories).  The average gold reserve grade in 2016 was essentially unchanged from the previous year

•                  Amaruq and Meliadine approved for development — Given favourable project economics and the expected potential for extensions to the currently forecasted mine plans, the Amaruq satellite deposit at Meadowbank and the Meliadine project have been approved by the Company’s Board of Directors.  Both operations are expected to start production in third quarter of 2019;  As such, production at Meliadine is now forecast to begin approximately one year earlier than previously anticipated

•                  New four year guidance; gold production expected to increase from current levels to 2.0 million ounces in 2020 with unit costs expected to decline — The production forecasts for 2017 and 2018 are unchanged from previous guidance of

2 Payable production of a mineral means the quantity of mineral produced during a period contained in products that are sold by the Company, whether such products are shipped during the period or held as inventory at the end of the period.

3 Total cash costs per ounce is a Non-GAAP measure and unless otherwise specified is reported on a by-product basis.  For a reconciliation to production costs and for total cash costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

4 All-in-sustaining costs per ounce is a Non-GAAP measure and unless otherwise specified is reported on a by-product basis.  For a reconciliation to production costs and for all-in sustaining costs on a co-product basis, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

approximately 1.55 and 1.50 million ounces, respectively.  Production in 2019 is forecast to be approximately 1.60 million ounces, while production in 2020 is expected to be approximately 2.0 million ounces.  The Company is evaluating additional opportunities to increase production in 2018 and beyond

•                  Cost guidance for 2017 essentially unchanged from prior year’s guidance — In 2017, total cash costs per ounce are forecast to be between $595 and $625 and AISC for 2017 are forecast to be between $850 and $900 per ounce.  Total cash costs per ounce and AISC are expected to decline as production grows through 2020

•                  Exploration Continues to Add Value

•                  Conversion drilling on the western portion of LaRonde 3 (the portion of the LaRonde mine at a depth below 3.1 kilometres) has encountered higher-grade mineralization - Recent intersections include 28.1 g/t gold over 9.3 metres and 13.8 g/t gold over 8.1 metres. These new high-grade intersections are now interpreted as being a distinct lens of massive sulphide mineralization from the main LaRonde 3 horizon.  In 2016, the first mineral reserves were declared in the eastern portion of LaRonde 3, and additional inferred mineral resources were declared in the western portion of LaRonde 3.  Studies are ongoing to evaluate the potential to mine below the currently planned 3.1 kilometre depth at LaRonde

•                  Initial inferred mineral resources declared at Odyssey and Barsele - At the Odyssey property (50% owned), which adjoins the Canadian Malartic mine, inferred mineral resources are estimated to be 0.7 million ounces (10.3 million tonnes grading 2.15 g/t gold), while at the Barsele project in Sweden (55% owned), inferred mineral resources are estimated to be 0.7 million ounces (11.9 million tonnes grading 1.72 g/t gold).  Both deposits appear to have bulk tonnage and underground potential, similar to Goldex and are being evaluated as potential future production opportunities.  Further mineral resource growth is expected in 2017

•                  Improved financial flexibility — In 2016, net debt5 was reduced by $346 million, further strengthening the Company’s investment grade balance sheet in preparation for the next phase of growth.  At year-end 2016, Agnico Eagle had strong liquidity with $548 million in cash and cash equivalents and short term investments and $1.2 billion in undrawn credit lines

•                  A quarterly dividend of $0.10 per share declared

5 Net debt is a Non-GAAP measure.  For a reconciliation of net debt to the nearest IFRS equivalent, please see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

Fourth Quarter and Full Year 2016 Financial and Production Highlights

In the fourth quarter of 2016, strong operational performance continued at the Company’s mines.  Payable production in the fourth quarter of 2016 was 426,433 ounces of gold, compared to 422,328 ounces in the fourth quarter of 2015.  A detailed description of the production performance of each mine is set out below.

Production costs per ounce for the fourth quarter of 2016 were $598, which was higher than the $544 in the 2015 period.  Total cash costs per ounce for the fourth quarter of 2016 were $552, which was essentially unchanged from the $547 per ounce for the fourth quarter of 2015.  A detailed description of the cost performance of each mine is set out below.

For the full year 2016, the Company recorded net income of $158.8 million, or $0.71 per share.  In 2015, the Company recorded net income of $24.6 million, or $0.11 per share.  The increase was primarily due to higher realized gold and silver prices (up 8% and 11%, respectively).

For the full year 2016, cash provided by operating activities was $778.6 million ($714.2 million before changes in non-cash components of working capital).  This represents a increase over 2015, when cash provided by operating activities totalled $616.2 million ($660.0 million before changes in non-cash components of working capital).  The increase was primarily due to the reason described above.

For the fifth consecutive year, Agnico Eagle has reported annual gold production in excess of annual guidance.  The Company’s payable production for the full year 2016 was 1,662,888 ounces of gold, compared to guidance of 1,600,000 ounces.  In 2015, full year production was 1,671,340 ounces.  A detailed description of the production performance of each mine is set out below.

Production costs per ounce for the full year 2016 were $621, which was higher than the $596 in 2015.  Total cash costs per ounce for the full year 2016 were $573, below guidance of between $580 and $620.  In 2015, total cash costs per ounce were $567.  A detailed description of the cost performance of each mine is set out below.

AISC for 2016 was $824 per ounce, below guidance of between $840 and $880.  The lower AISC is primarily due to lower than forecast total cash costs per ounce in 2016 and higher production than forecast.

Capital Spending and Liquidity - Existing Cash and Credit Facility Provide Flexibility

Cash and cash equivalents and short term investments decreased to $548.4 million at December 31, 2016, from the September 30, 2016 balance of $627.4 million.

The outstanding balance on the Company’s credit facility remained nil at December 31, 2016.  This results in available credit lines of approximately $1.2 billion, not including the uncommitted $300 million accordion feature.

Total capital expenditures for the full year 2016 were $535 million, compared to guidance of $491 million.  The increase from guidance was primarily due to additional spending at Meliadine, including the purchase of long lead time equipment and material for the Meliadine project to prepare for the upcoming barge season.  The additional spending and work at the Meliadine site in 2016 has positioned the project for an expected start date of 2019, one year ahead of the previous schedule.

Capital Expenditures

(In thousands of US dollars)

	Three Months Ended	Twelve Months Ended
	December 31, 2016	December 31, 2016

Sustaining Capital
LaRonde mine	$18,896	$64,288
Canadian Malartic mine	15,284	58,174
Meadowbank mine	3,286	38,248
Kittila mine	15,943	62,008
Goldex mine	7,996	22,030
Lapa mine	—	—
Pinos Altos	19,170	47,410
Creston Mascota deposit at Pinos Altos	3,485	9,287
La India mine	2,340	10,021
Meliadine project	—	—

Development Capital
LaRonde mine	$—	$—
Canadian Malartic mine	395	2,260
Meadowbank mine	503	503
Kittila mine	4,814	13,896
Goldex mine	15,224	59,237
Lapa mine	—	—
Pinos Altos	1,748	12,162
Creston Mascota deposit at Pinos Altos	—	—
La India mine	486	486
Meliadine project	45,755	130,942
Other	1,048	4,361

Total Capital Expenditures	$156,373	$535,313

Quarterly Dividend Declared

Agnico Eagle’s Board of Directors has declared a quarterly cash dividend of $0.10 per common share, payable on March 15, 2017 to shareholders of record as of March 1, 2017.  Agnico Eagle has now declared a cash dividend every year since 1983.

Expected Dividend Record and Payment Dates for 2017

Record Date	Payment Date
March 1*	March 15*
June 1	June 15
September 1	September 15
December 1	December 15

*Declared

Dividend Reinvestment Plan

Please follow the link below for information on the Company’s dividend reinvestment plan.  Dividend Reinvestment Plan

Conference Call Tomorrow

The Company’s senior management will host a conference call on Thursday, February 16, 2017 at 11:00 AM (E.S.T.) to discuss the Company’s fourth quarter and full-year financial and operating results.

Via Webcast:

A live audio webcast of the conference call will be available on the Company’s website www.agnicoeagle.com.

Via Telephone:

For those preferring to listen by telephone, please dial 647-427-7450 or toll-free 1-888-231-8191.  To ensure your participation, please call approximately five minutes prior to the scheduled start of the call.

Replay Archive:

Please dial 1-416-849-0833 or toll-free 1-855-859-2056, access code 50879928.  The conference call replay will expire on Thursday, March 16, 2017.

The webcast along with presentation slides will be archived for 180 days on the Company’s website www.agnicoeagle.com.

New Four Year Guidance Plan — Amaruq and Meliadine Projects Expected to Begin Production in 2019; Production Forecast to Increase to Approximately 2.0 Mozs in 2020

The Company is announcing its detailed production and cost guidance for 2017, mine by mine production forecasts for 2018 and 2019 and a consolidated production forecast for 2020.  Partly due to advancing the spending at Meliadine in the fourth quarter of 2016, the Company expects average annual production of approximately 1.55 million ounces of gold over the next three years with costs stable or lower than currently.  However, the production forecast has the potential to increase in 2019 depending on timing of the Amaruq permits and progress of development at the Amaruq satellite deposit at Meadowbank and the Meliadine project.  Production in 2020 is forecast to be approximately 2.0 million ounces of gold.

In 2020, the Company expects to have four cornerstone production assets (the LaRonde Complex, Canadian Malartic, Meliadine and the Meadowbank Complex which includes the Amaruq satellite deposit) each with annual production of approximately 250,000 to 400,000 ounces of gold.  Beyond 2020, the Company anticipates the Meadowbank Complex production levels to increase as gold grades mined are expected to rise at the Amaruq satellite deposit.  In addition, the Kittila deposit in Finland can also become a significant gold producer as a meaningful increase in production is possible as the mining rate is expected to grow as new sources of ore are developed underground.

Highlights from the new production and cost guidance for 2017 through 2020 include:

•                  In 2017 and 2018, payable gold production is expected to be approximately 1.55 and 1.50 million ounces of gold, respectively.  These forecasts are unchanged from the previous guidance announced in the February 2016 forecast.  The Company is evaluating additional opportunities to increase production in 2018 and beyond

•                  Total cash costs per ounce in 2017 are expected to be between $595 and $625 using a US$/C$ foreign exchange rate assumption of 1.28.  AISC for 2017 are expected to be between $850 and $900 per ounce.  In succeeding years, the Company expects total cash costs per ounce and AISC to be below the 2017 ranges

•                  Given favorable project economics and the expected potential for additional extensions to the currently forecast mine plans, the Amaruq satellite deposit at Meadowbank and the Meliadine project have both been approved for development.  Amaruq is expected to start up in the third quarter of 2019 (subject to receipt of final permits), and production at Meliadine is now forecast to begin a year earlier than previously expected (also in the third quarter of 2019).  With the potential start of production at the two Nunavut projects in 2019, full year guidance for 2019 is now expected to be approximately 1.60 million ounces of gold

•                  In 2020, consolidated production is forecast to be approximately 2.0 million ounces of gold

Following a brief two-year period of increased development capital spending, largely due to the one-year advancement of the Meliadine project, the Company is forecasting a return to free cash generation in 2019.  At current foreign exchange rate assumptions (1.28 US$/C$, 1.10 EUR/US$, 18.00 US$/MXP) total capital expenditures are forecast to be approximately $850 million in 2017, approximately $950 million in 2018 and approximately $500 million in 2019.  Annual sustaining capital expenditures (included in the above) for 2017 and beyond are expected to remain stable at approximately $300 million.

Funding for the development of the Amaruq satellite deposit at Meadowbank and the Meliadine project is expected to come from existing cash balances, internally generated cash and if needed, drawings on the Company’s lines of credit.  The Company has significant debt capacity, as reflected by its investment grade credit rating.

Additional Near-Term Production Potential (2018 to 2020)

The Company is evaluating several potential opportunities (none of which have yet been approved for construction) at a number of existing operations to build further value and enhance the production profile in 2018 through 2020.  These opportunities are summarized in the table below.

Minesite/Region	Opportunity
LaRonde Complex	Potential to mine additional ounces from LaRonde Zone 5 (previously referred to as Bousquet Zone 5)
Goldex	Potential for increased throughput from Deep Zone 1 and potential for advanced development of Deep Zone 2. Also potential for increased production from Akasaba West once permitting complete
Canadian Malartic (50%)	Potential production from near pit zones and/or Odyssey South underground
Meadowbank/Amaruq	Potential to accelerate development schedule and drilling to expand known open pit deposit and evaluate the underground potential at the Amaruq deposit
Meliadine	Potential to accelerate construction schedule and testing the depth and lateral extensions of the Wesmeg, Normeg and Tiriganiaq zones
Kittila	Potential expansion to 2.0 million tonnes per annum, including optimization of the Rimpi and Sisar zones
Mexico	Evaluation of satellite zones at Pinos Altos/Creston Mascota and La India

Development Pipeline Expected to Provide Further Production Growth in 2021 and Beyond

Agnico Eagle has a strong pipeline of development projects that could provide further production growth in 2021 and beyond.  These opportunities are typically at an earlier stage than those outlined above.  A summary of the longer term opportunities are presented in the following table.

Minesite/Region	Opportunity
LaRonde Complex	Potential development of LaRonde 3 (located below a depth of 3.1 kilometres) where recent drilling has encountered high grade gold intersections
Goldex	Evaluation of the South Zone, G Zone and Deep 3 Zone and the neighboring Joubi Mine École properties
Canadian Malartic (50%)	Evaluation of the potential for production from Odyssey North underground
Kittila	Further optimization of underground mine and development of the lower mine with shaft access
Meadowbank	Evaluation of the potential to carry out underground mining at the Amaruq deposit and the potential to expand the higher grade V Zone
Meliadine	Further drill testing of known zones and gold occurrences on the 80-kilometre-long greenstone belt
Barsele	Testing additional mineralized zones and evaluation of production potential
El Barqueno	Evaluation of several potential production scenarios
Hammond Reef (50%)	Potential for production in a higher margin environment
Kirkland Lake (50%)	Potential production scenario at Upper Beaver and potential synergies from development of other properties in the region

Four-Year Guidance Plan Outlines a Growing Production Profile with Stable Costs

Mine by mine production and cost guidance for 2017, mine by mine production forecasts for 2018 and 2019 and a consolidated production forecast for 2020 are presented below.  Opportunities to improve these forecasts are ongoing.

Estimated Payable Gold Production

	2016 Actual	2017 Forecast	2018 Forecast	2019 Forecast
Northern Business
LaRonde	305,788	315,000	360,000	365,000
LaRonde Zone 5	—	—	20,000	35,000
Canadian Malartic (50%)	292,514	300,000	325,000	320,000
Lapa	73,930	15,000	—	—
Goldex	120,704	105,000	115,000	120,000
Kittila	202,508	190,000	200,000	210,000
Meadowbank	312,214	320,000	165,000	—
Amaruq Deposit	—	—	—	135,000
Meliadine	—	—	—	125,000
	1,307,658	1,245,000	1,185,000	1,310,000
Southern Business
Pinos Altos	192,772	170,000	175,000	175,000
Creston Mascota	47,296	40,000	30,000	5,000
La India	115,162	100,000	110,000	110,000
	355,230	310,000	315,000	290,000
Total Gold Production	1,662,888	1,555,000	1,500,000	1,600,000

Total cash costs per ounce on a by-product basis of gold produced ($ per ounce):

	2016	2017
	Actual	Forecast
Northern Business
LaRonde	$501	$510
Canadian Malartic (50%)	606	578
Lapa	732	1,002
Goldex	532	667
Kittila	699	728
Meadowbank	715	683
	$622	$623
Southern Business
Pinos Altos	356	474
Creston Mascota	516	812
La India	395	583
	$390	$553
Total	$573	$609

Currency and commodity assumptions used for 2017 cost estimates and sensitivities are presented in the table below:

2017 commodity and currency price assumptions		Approximate impact on total cash costs per ounce basis
Silver ($/oz)	16.00	$1 / oz change in silver price	$3
Copper ($/mt)	5,500	10% change in copper price	$2
Zinc ($/mt)	2,425	10% change in zinc price	$1
Diesel (C$/ltr)	0.80	10% change in diesel price	$3
US$/C$	1.28	1.0% change in US$/C$	$4
EURO$/US$	1.10	1.0% change in Euro$/US$	$1
US$/MXP	18.00	10% change in US$/MXP	$5

The estimated production level in 2018 is currently forecast to be approximately 1.50 million ounces of gold, which is unchanged from the 1.50 million ounces in the February 2016 forecast.  The Company is currently evaluating potential opportunities to further optimize and improve production levels in 2018 and beyond (see discussion below for additional details).

With the start of production at the two Nunavut projects in 2019, full year guidance for 2019 is now expected to be approximately 1.60 million ounces of gold.

In 2020, consolidated production is forecast to be approximately 2.0 million ounces of gold.  In 2018 through 2020, the Company expects total cash costs per ounce and AISC to be below the 2017 ranges based on the currency and commodity assumptions used for 2017 as described above.

Depreciation Guidance

Agnico Eagle expects its 2017 depreciation and amortization expense to be between $580 and $610 million.

General & Administrative Cost Guidance

Agnico Eagle expects 2017 general and administration expense to be between $70 and $80 million, excluding share based compensation.  In 2017, share based compensation is expected to be between $25 and $35 million (including non-cash stock option expense of between $15 and $20 million), which is consistent with previous years.

Please see the supplemental financial data section of the Financial and Operating Database on the Company’s website for additional historical financial data.

Tax Guidance for 2017

For 2017, the effective tax rates are expected to be:

Canada - 40% to 50%

Mexico - 35% to 40%

Finland - 20%

The Company’s overall tax rate is expected to be between 40% and 45%.

Updated Three Year Guidance Plan; Incorporating Initial Production from Meliadine and the Amaruq Satellite Deposit at Meadowbank

Since the prior three-year production guidance of February 10, 2016 (“Previous Guidance”), there have been several operating developments resulting in changes to the overall three-year production profile.  Descriptions of these changes are set out below.

Northern Business

ABITIBI REGION, QUEBEC

LaRonde Forecast	2016	2017	2018	2019
Previous Guidance (oz)	275,000	320,000	375,000	N.A.
Current Guidance (oz)	305,788 (actual)	315,000	360,000	365,000

LaRonde Forecast 2017	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Silver (g/t)	Silver Mill Recovery (%)	Zinc (%)	Zinc Mill Recovery (%)	Copper (%)	Copper Mill Recovery (%)	Minesite Costs per Tonne[6]
	2,150	4.77	95.6%	20.03	77.5%	0.51%	66.9%	0.25%	82.0%	C$	115

At LaRonde, the slightly lower production guidance for 2017 and 2018 (as compared to Previous Guidance) is primarily due to changes in the mining sequence.  In 2017, approximately 87% of the ore is expected to come from the higher grade lower mine area (below the 248 level) compared to 89% in the Previous Guidance.  The year-over-year production forecasts through 2019 largely reflect an increase in grade closer to that of the average mineral reserves.

LaRonde Zone 5 Forecast	2017	2018	2019
Previous Guidance (oz)	N.A.	N.A.	N.A.
Current Guidance (oz)	N.A.	20,000	35,000

In 2003, the Company acquired the Bousquet gold property from Barrick Gold Corporation.  The property adjoins the LaRonde mining complex to the east and hosts the Bousquet Zone 5, which previous operators had partly exploited by open pit.  Given its proximity to the LaRonde complex, the Company has renamed the property LaRonde Zone 5.

LaRonde Zone 5 has been approved for development (subject to permitting approval).  Permits are expected to be received by mid-2018, with mining expected to commence shortly thereafter.  Please see below for additional details on LaRonde Zone 5.

Canadian Malartic Forecast	2016	2017	2018	2019
Previous Guidance (oz)	280,000	295,000	305,000	N.A.
Current Guidance (oz)	292,514 (actual)	300,000	325,000	320,000

Canadian Malartic Forecast 2017	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne
	9,425	1.11	89.3%	C$	24

At Canadian Malartic (in which Agnico Eagle has 50% ownership) guidance for 2017 and 2018 has been slightly increased due to a change in the life-of-mine plan.  The updated plan provides for earlier access to higher grade zones that are located deeper in the Canadian Malartic pit.

6Minesite costs per tonne is a non-GAAP measure.  For a reconciliation of this measure to production costs as reported in the financial statements, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  See also “Note Regarding Certain Measures of Performance”.

Lapa Forecast	2016	2017	2018	2019
Previous Guidance (oz)	60,000	—	—	N.A.
Current Guidance (oz)	73,930 (actual)	15,000	—	—

Lapa Forecast 2017	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne
	140	4.04	82.5%	C$	134

Under the current life of mine plan, Lapa is expected to operate until the end of the first quarter of 2017, with production coming from Zone Deep East and Zone 7 Deep.  The Company is evaluating opportunities to continue production into the second quarter of 2017.

Goldex Forecast	2016	2017	2018	2019
Previous Guidance (oz)	105,000	105,000	130,000	N.A.
Current Guidance (oz)	120,704 (actual)	105,000	115,000	120,000

Goldex Forecast 2017	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne
	2,360	1.51	92.0%	C$	38

At Goldex, production guidance in 2017 is in line with Previous Guidance.  Production guidance in 2018 has been lowered to reflect the transition from mining the M and E satellite zones and the start of production from the Deep 1 Zone.  Commissioning of the Deep 1 project remains on budget and schedule for early 2018.

Agnico Eagle acquired the Akasaba West gold-copper deposit in January 2014.  Located less than 30 kilometres from Goldex, the Akasaba West deposit could create flexibility and synergies for the Company’s operations in the Abitibi region by utilizing extra milling capacity at both Goldex and LaRonde, while reducing overall costs.  The permitting process is ongoing and the Company expects to begin sourcing open pit ore from Akasaba West in 2019.

NUNAVUT REGION

Meadowbank Forecast	2016	2017	2018	2019
Previous Guidance (oz)	305,000	320,000	155,000	N.A.
Current Guidance (oz)	312,214 (actual)	320,000	165,000	—

Meadowbank Forecast 2017	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne
	3,881	2.85	90.0%	C$	73

At Meadowbank, production guidance for 2018 has increased slightly over Previous Guidance due to a slight increase in mineral reserves at year-end 2016, and the mining of additional higher grade ore in the Portage pit.  At the Vault deposit, opportunities are being investigated to potentially extend production through year-end 2018.

Amaruq Forecast	2017	2018	2019
Previous Guidance (oz)	N.A.	N.A.	N.A.
Current Guidance (oz)	N.A.	N.A.	135,000

In 2016, the Company completed an internal technical study on the Amaruq satellite deposit at Meadowbank.  Based on this study, the Company has approved the project for development pending the receipt of the required permits, which are currently expected to be received by the second quarter of 2018.  Production is currently forecast to begin in the third quarter of 2019 (approximately 4 to 5 months of production in 2019).  Additional details on the project (including operational parameters) are described below.

Meliadine Forecast	2017	2018	2019
Previous Guidance (oz)	N.A.	N.A.	N.A.
Current Guidance (oz)	N.A.	N.A.	125,000

In 2016, internal studies were carried out to optimize the previous Meliadine mine plan that had been outlined in an updated National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report dated February 11, 2015 (see Agnico Eagle news release of March 12, 2015).  These internal studies evaluated various opportunities to improve the project economics and the after-tax internal rate of return.

Based on the results of these internal studies, the Company’s Board of Directors has approved the construction of the Meliadine project.  The mine is expected to begin operations in the third quarter of 2019 (approximately 4 months of production in 2019), which is approximately one year ahead of the previous schedule.  Additional details on the project (including operational parameters) are described below.

FINLAND

Kittila Forecast	2016	2017	2018	2019
Previous Guidance (oz)	200,000	190,000	200,000	N.A.
Current Guidance (oz)	202,508 (actual)	190,000	200,000	210,000

Kittila Forecast 2017	Ore Milled (‘000 tonnes)	Gold (g/t)	Gold Mill Recovery (%)	Minesite Costs per Tonne
	1,600	4.30	86.0%	€78.00

At Kittila, production guidance for 2017 and 2018 is unchanged from the Previous Guidance.  The increased production in 2019 is due to higher grades in the mine sequence.  The Company is carrying out studies to evaluate the economics of increasing throughput rates to 2.0 million tonnes per annum from the current rate of 1.6 million tonnes.  This increased rate could also be further supported by the development of the Rimpi and Sisar zones.

Southern Business

Pinos Altos Forecast	2016	2017	2018	2019
Previous Guidance (oz)	175,000	175,000	180,000	N.A.
Current Guidance (oz)	192,772 (actual)	170,000	175,000	175,000

Pinos Altos Forecast 2017	Total Ore (‘000 tonnes)	Gold (g/t)	Gold Recovery (%)	Silver (g/t)	Silver Mill Recovery (%)	Minesite Costs per Tonne
	2,210	2.52	95.0%	71.02	52.9%	$55

At Pinos Altos, production guidance for 2017 and 2018 is slightly below Previous Guidance, primarily due to changes in the mining sequence.  In 2016, exploration at the Cerro Colorado Zone outlined additional mineralization on the boundaries of the zone.  Further drilling will be carried out in 2017 to evaluate this potential.

Creston Mascota Forecast	2016	2017	2018	2019
Previous Guidance (oz)	45,000	40,000	40,000	N.A.
Current Guidance (oz)	47,296 (actual)	40,000	30,000	5,000

Creston Mascota Forecast 2017	Total Ore (‘000 tonnes)	Gold (g/t)	Gold Recovery (%)	Silver (g/t)	Silver Recovery (%)	Minesite Costs per Tonne
	2,000	1.01	61.8%	11.54	13.8%	$17

At Creston Mascota, production guidance in 2018 is below Previous Guidance due to the winding down of mining activities under the current life-of-mine plan.  Recent exploration at Bravo and Madrono has yielded positive results and further drilling is planned for 2017.  This work could lead to the delineation of additional mineral reserves and mineral resources, which could extend the mine life at Creston Mascota.

La India Forecast	2016	2017	2018	2019
Previous Guidance (oz)	100,000	105,000	115,000	N.A.
Current Guidance (oz)	115,162 (actual)	100,000	110,000	110,000

La India Forecast 2017	Total Ore (‘000 tonnes)	Gold (g/t)	Gold Recovery (%)	Silver (g/t)	Silver Recovery (%)	Minesite Costs per Tonne
	5,300	0.89	66.0%	2.10	11.0%	$11

At La India, production guidance in 2017 and 2018 is slightly below Previous Guidance reflecting changes in the grade and mining sequence.  The 2016 exploration program resulted in a 18% increase in mineral reserves year-over-year and a 5% increase in measured and indicated mineral resources.  Step out drilling in 2016 at the nearby El Realito project also yielded encouraging results, and additional work is planned for 2017.

Amaruq Satellite Deposit — Gold Resources Continues to Expand, Road Construction in Progress

Agnico Eagle has a 100% interest in the Amaruq satellite deposit at Meadowbank, which sits on a large 114,761 hectare property, approximately 50 kilometres northwest of the Meadowbank mine.  A significant gold discovery was made on the property in 2013, and activities since that time have focused on the development of satellite mineralization to feed the existing Meadowbank mill.

At December 31, 2016, the Amaruq satellite deposit at Meadowbank contained an open pit indicated mineral resource of 2.1 million ounces (16.9 million tonnes grading 3.88 g/t gold); an open pit inferred mineral resource of 763,000 ounces (4.9 million tonnes grading 4.81 g/t gold); and an underground inferred mineral resource of 1.4 million ounces (6.8 million tonnes grading 6.22 g/t gold).  Further details on the mineral resources are presented in the mineral reserve and mineral resource section of this news release.

The indicated mineral resource grade declined from the previous inferred resource grade estimate primarily due to the inclusion of a dilution factor in the calculation of the indicated mineral resources, and the impact of a slightly lower cut-off grade (based on parameters from the internal technical study).  Deeper portions of the open pit deposit show higher mineral grades.  The underground inferred mineral resource grade has also slightly declined from the previous estimate given that it is now constrained by preliminary stope blocks.

All of the of the indicated mineral resources are contained in the Whale Tail open pit, while approximately 64% (490,000 ounces) of the open pit inferred mineral resources (2.9 million tonnes grading 5.23 g/t gold) are located in the V Zone.  The Whale Tail and V Zone deposits extend to depths of approximately 250 metres and 150 metres, respectively, and both pits are open for expansion.

The underground inferred mineral resources are located in the Whale Tail and V Zone deposits.  Mineralization in the Whale Tail deposit has been extended by drilling in two directions; along the east-plunging ore shoot to a depth of approximately 500 metres and locally as deep as 600 metres in the central portion of Whale Tail.  The V Zone has been traced to 542 metres below surface and remains open at depth.

In 2016, the Company completed an internal technical study on the Amaruq satellite deposit at Meadowbank.  Based on this study, the Company has approved the project for development pending the receipt of the required permits, which are currently expected to be received by the second quarter of 2018.

In the study, a conventional open pit mining operation is forecast to begin on the Whale Tail deposit in the third quarter of 2019.  This mining operation will utilize the existing infrastructure at the Meadowbank mine (mining equipment, mill, tailings, camp and airstrip).  Minimal infrastructure will be built at the Amaruq site (truck shop/warehouse, fuel storage and a small camp facility).  In addition, a new truck fleet will be required for hauling ore to the Meadowbank mill.

The project will be accessed by a 64 kilometre road from the Meadowbank site.  This road is expected to be completed as an exploration road by the fourth quarter of 2017, and the expectation is to expand it to a production road once all of the necessary permits are received.  The ore will be hauled to the Meadowbank mill using off-road type trucks and the mill is expected to operate at 9,000 tonnes per day (“tpd”).  The mill will require minor modifications, specifically the addition of a continuous gravity and regrind circuit.

The initial plan calls for the production of approximately 2.0 million ounces of gold between 2019 and 2024, with pre-mining activities starting in 2018 at the Whale Tail deposit.  This represents less than 50 percent of the currently known mineral resource base.  All licenses and permits for Phase I (Whale Tail pit) are expected to be received by the third quarter of 2018.

Metallurgical recoveries are estimated to average approximately 93%, resulting in average annual gold production of approximately 369,000 ounces in years two through six.  The life of mine average total cash costs per ounce from the Amaruq satellite deposit at Meadowbank are expected to be approximately $770.  The life of mine average AISC is expected to be approximately $850 per ounce.  Detailed operating parameters for the project are set out in the table below.

Initial capital costs are estimated to be approximately $330 million, while total sustaining capital costs are estimated to be approximately $25 million per year.  Mine closure costs are estimated to be approximately $16 million.

The Amaruq satellite deposit extends the Meadowbank mine life which will allow additional time for the Company to develop and implement an exploration strategy to expand the Amaruq deposit and to evaluate additional opportunities on the property.

Summary of the Amaruq Project Key Facts and Parameters

Indicated Mineral Resource (Open Pit)	16.9 million tonnes of ore grading 3.88 g/t gold (2.1 million oz)
Inferred Mineral Resource (Open Pit)	4.9 million tonnes of ore grading 4.81 g/t gold (763,000 oz)
Inferred Mineral Resource (Underground)	6.8 million tonnes of ore grading 6.22 g/t gold (1.4 million oz)

Ounces Produced	1,980,000 (Resources)
Average metallurgical recovery	Approximately 93%
Average Annual gold production	Approximately 135,000 ounces based on 4 to 5 months of production (year 1)
Approximately 255,000 ounces (year 2)
Approximately 300,000 ounces (year 3)
Approximately 430,000 ounces (years 4 — 6)

Average Annual Mill throughput	Approximately 1,279,000 tonnes based on 4 to 5 months of production (year 1)
Approximately 2,987,000 tonnes (year 2)
Approximately 3,265,000 tonnes (year 3)
Approximately 3,285,000 tonnes (years 4 - 6)

Minesite costs per tonne	Approximately C$110 per tonne milled (Life of Mine)

Average total cash costs on a by-product basis	Approximately $770 per ounce of gold produced (Life of Mine)
Average all-in sustaining costs per ounce	Approximately $850 per ounce of gold produced (Life of Mine)

Mine life	Approximately 6 years
Initial capital costs to the first ounce produced	Approximately $330 million
Sustaining capital costs	Approximately $25 million per year
Reclamation costs	Approximately $16 million

Economic Analysis:
US$1,200 per ounce gold
US$/C$ exchange rate of $1.25
Statutory income tax rate: Approximately 26%

2016 Amaruq Work Program — Focus on Conversion and Exploration Drilling

In the fourth quarter of 2016, 12 holes (3,452 metres) were drilled at the Amaruq satellite deposit at Meadowbank.  This brought the full year total to 526 holes totaling 127,751 metres.  All of this drilling was included in the December 31, 2016 mineral resource estimates outlined above.

The 2016 drill program focused primarily on the conversion of mineral resources at Whale Tail and expansion of the IVR Zone.  Work at the IVR Zone successfully delineated a second source of open pit ore, now referred to as the V Zone.

At year-end 2016, construction on the 64 kilometre all-weather exploration road reached kilometre 27.5 as planned.  The permit for the Amaruq exploration ramp and bulk sample collection was received on December 1, 2016, approximately two months ahead of schedule.

2017 Amaruq Activities - Focus On Infill Drilling The V Zone And Finding Additional Near Surface Deposits

Of the initial $330 million capital cost estimate, approximately $73 million will be spent in 2017, and primarily includes completion of the all-weather exploration road, additional technical studies and the procurement of materials and equipment for the 2018 construction season.  This spending is included in the Meadowbank capital cost estimate for 2017.

The first phase of a planned 75,000-metre drill program (costing approximately $22 million) commenced in early February 2017.  The goals of this program are to:

•                  Infill and expand the known mineral resource at the V Zone

•                  Test for westerly extensions of the Whale Tail deposit

•                  Further evaluate the underground potential of the Whale Tail deposit

•                  Test other favourable targets to potentially outline additional sources of open pit ore

The Company is working closely with the Nunavut Impact Review Board (“NIRB”) and the Nunavut Water Board (“NWB”) on the Whale Tail pit joint permitting process, which is progressing along the schedule and process outlined by NIRB in November 2016.  On January 27, 2017, NIRB and NWB announced the start of the project technical review, which will lead to public hearings taking place at the end of third quarter of 2017.  Approval for the project certificate and water license are expected in the third quarter of 2018.

The estimated capital budget for the Amaruq satellite deposit at Meadowbank in 2018 is approximately $160 million.  Work will be focused on site development (primarily dykes, and surface infrastructure) and pre-stripping activities ahead of the proposed commencement of mining in 2019.

Meliadine Project - First Production Forecast to Commence in the Third Quarter of 2019, One Year Ahead of Previous Forecast

Located near Rankin Inlet, Nunavut, Canada, the Meliadine project was acquired in July 2010, and is Agnico Eagle’s largest gold deposits in terms of mineral resources.  The Company owns 100% of the 111,757 hectare property.

At December 31, 2016, the Meliadine property was estimated to hold proven and probable mineral reserves of 3.4 million ounces (14.5 million tonnes grading 7.32 g/t gold), indicated mineral resources of 3.3 million ounces (20.8 million tonnes grading 4.95 g/t gold) and inferred mineral resources of 3.6 million ounces (14.7 million tonnes grading 7.51 g/t gold).  Further details on the Meliadine mineral resources are presented in the mineral reserve and mineral resource section of this news release.  In addition, there are numerous other known gold occurrences along the 80-kilometre-long greenstone belt that require further evaluation.

In 2016, internal studies were carried out to optimize the previous Meliadine mine plan that had been outlined in an updated NI 43-101 technical report dated February 11, 2015 (see Agnico Eagle news release of March 12, 2015).

These internal studies evaluated various opportunities to improve the project economics and the after-tax internal rate of return.  The studies looked at:

•                  The potential to extract and advance additional ounces of gold into the mine plan from the Tiriganiaq and Wesmeg/Normeg deposits, which could extend the mine life and increase annual production

•                  Optimization of the mine plan (accelerated access to higher grade areas)

•                  Improvements to operating costs and capital costs (rationalization of Phase 1 infrastructure)

•                  Improvement to procurement, logistical and construction schedules (to shorten the project construction timeline)

Based on the results of these internal studies, the Company’s Board of Directors has approved the construction of the Meliadine project.  The mine is expected to begin operations in the third quarter of 2019, which is approximately one year ahead of the previous schedule.  The current mine plan will be focused on the Tiriganiaq and nearby Wesmeg mineralized zones that will be accessed from the Tiriganiaq underground infrastructure.

Over an estimated 14 year mine life, it is expected that approximately 5.3 million ounces of gold will be produced at Meliadine.  This represents approximately half of the currently known mineral reserve and mineral resource base.

The current mine plan outlines a phased approach to the development of the Meliadine operations.  The Phase 1 mill capacity is expected to be approximately 3,750 tpd, with ore being sourced entirely from underground in years one to four.  The mill capacity in

Phase 2 is expected to increase to approximately 6,000 tpd, with ore being sourced from both the underground and open pits starting in year 5.

The ore zones will be mined using both transverse (approximately 60%) and longitudinal (approximately 40%) stoping methods.  The primary stopes will be filled with paste backfill, while secondary stopes will be back filled with cemented waste rock.  The mill will employ conventional carbon-in-leach processing technology.

Metallurgical recoveries are estimated to average approximately 96%, resulting in average annual gold production of approximately 400,000 ounces in years two through fourteen.  The life of mine average total cash costs per ounce at Meliadine are expected to be approximately $590.  The life of mine average AISC is expected to be approximately $720 per ounce.  Detailed operating parameters for the project are set out in the table below.

Initial capital costs are estimated at approximately $900 million, and consist of approximately $550 million for surface construction and approximately $350 million for underground construction and development, owners costs and drilling.  Sustaining capital costs are forecast to total approximately $48 million per year over the life of mine.  Mine closure costs are estimated to be approximately $49 million.

Summary of the Meliadine Project Key Facts and Parameters

Proven & Probable Mineral Reserves	14.5 million tonnes of ore grading 7.32 g/t gold (3.4 million oz)
Measured and Indicated Mineral Resources	20.8 million tonnes grading 4.95 g/t gold (3.3 million oz)
Inferred Mineral Resource	14.7 million tonnes grading 7.51 g/t gold (3.6 million oz)

Ounces produced	5,315,000 (Reserves and Resources)

Average metallurgical recovery	Approximately 96%
Average annual gold production	Approximately 125,000 ounces based on 4 months of production (year 1)*
Approximately 375,000 ounces (year 2)
Approximately 360,000 ounces (year 3)
Approximately 405,000 ounces (years 4 – 14)

Average annual Mill throughput	Approximately 377,000 tonnes based on 4 months of production (year 1)
Approximately 1,182,000 tonnes (year 2)
Approximately 1,307,000 tonnes (year 3)
Approximately 2,049,000 tonnes (years 4 – 14)

Minesite costs per tonne	Approximately C$185 per tonne milled (years 1-3)
Approximately C$150 per tonne milled (year 4 - 14)

Average total cash costs on a by-product basis	Approximately $590 per ounce of gold produced (Life of Mine)
Average all-in sustaining costs per ounce	Approximately $720 per ounce of gold produced (Life of Mine)

Mine life	Approximately 14 years
Initial capital costs to the first ounce produced	Approximately $900 million
Sustaining capital costs	Approximately $48 million per year
Reclamation costs	Approximately $49 million

Economic Analysis:
US$1,200 per ounce gold
US$/C$ exchange rate of $1.25
Statutory income tax rate: Approximately 26%

The Meliadine project is subject to a net profits royalty payable in accordance with the Northwest Territories and Nunavut Mining Regulations. The royalties are calculated using a graduated rate to a maximum of 13%

*Includes approximately 60,000 pre-production ounces

2016 Meliadine Work Program — Laying the Groundwork for Future Production

In 2016, capital expenditures at Meliadine were approximately $131 million.  Work in 2016 included:

•                  Approximately 3,800 metres of underground development (approximately 25% more than scheduled).  This work included initial access to ore horizons on the 200 and 400 metre levels

•                  Approximately 6,900 metres of delineation drilling (about 30% of the stopes are fully delineated for 2019, and the grade and tonnage of these stopes has been confirmed)

•                  Mobilization of materials to facilitate the start of construction activities.  Piling installation and camp construction began in August, while dyke construction and installation of a semi-mobile batch plant commenced in November

At year-end 2016, approximately 55% of the engineering work was completed.  The target is to complete approximately 80% of the engineering work by the end of August 2017.

2017 Meliadine Work Program and Additional Opportunities to Create Value

The estimated capital budget for 2017 is approximately $360 million.  Key elements of this program include:

•                  5,600 metres of underground development (including the start of a second ramp system from underground)

•                  Approximately 12,500 metres of conversion drilling and 14,000 metres of underground delineation drilling

•                  Completion of the camp complex in the second quarter of 2017

•                  Installation of underground ventilation and heating by the fourth quarter of 2017

•                  Completion of the fuel farm in Rankin Inlet and onsite in the fourth quarter of 2017

•                  Closing in of the process and power plant buildings by the end of 2017

•                  Construction of second ramp portal in the second to fourth quarters of 2017

The estimated capital budget for Meliadine in 2018 is approximately $380 million.

The Company believes that there are numerous opportunities to create additional value, both at the mine and on the large land package.  These include:

•                  Optimization of the current mine plan (advance Phase 2 pit implementation)

•                  Potential to optimize labour costs once the mine is in operation (via improved use of telecommunications)

•                  Minesite exploration upside through mineral resource conversion and expansion of known ore zones (most zones are open below a vertical depth of 450 metres)

•                  Potential for the discovery of new deposits along the 80 kilometer-long greenstone belt.  Regional exploration programs are expected to restart in 2017 and to recommence in earnest once the mine starts production in 2019

LaRonde Zone 5 Project Approved For Mining

Following the completion of a positive internal technical study, LaRonde Zone 5 (formerly referred to as Bousquet Zone 5) has been approved for development (subject to permitting approval).  Permits are expected to be received by mid-2018 with mining expected to commence shortly thereafter.

The project will be mined from underground access using a longhole open stoping method with paste backfill.  All of the ore will be trucked to the surface before being trucked to the nearby LaRonde mill complex.  The ore will be treated at the Lapa circuit at the LaRonde mill, which will become available after the 2017 Lapa mine closure.

At December 31, 2016, LaRonde Zone 5 was estimated to contain mineral reserves of 423,000 ounces (6.3 million tonnes grading 2.10 g/t gold).  Indicated mineral resources were 712,000 ounces (8.9 million tonnes grading 2.49 g/t gold) and inferred mineral resources were 488,000 ounces (2.9 million tonnes grading 5.28 g/t gold).

Underground development began in 2016, and production is expected to commence in mid-2018, and continue through 2026 (approximately an 8 year mine life).  The daily mining rate will start at approximately 1,900 tpd and average approximately 2,000 tpd starting in 2021.  Average annual production is expected to be approximately 45,000 ounces per year at full capacity.

LaRonde Zone 5 gold recovery is estimated at 92% and the average minesite cost per tonne is estimated at approximately C$65.  The life of mine average total cash costs per ounce at LaRonde Zone 5 are expected to be approximately $784.  The life of mine average AISC is expected to be approximately $850 per ounce.

The total capital cost for the project is approximately $80 million, which is comprised of four phases; $14 million for a bulk sample (underway), $46 million for initial capital, $14 million in sustaining capital and $6 million in closure costs.

LaRonde Zone 5 permitting activities fall under the certificate of approval previously obtained for the production of a bulk sample.  The application for the LaRonde Zone 5 paste plant certificate of approval is currently under review by the Quebec Department of Sustainable Development, Environment and Fight against Climate Change and approval is expected in the second quarter of 2017.  The application for the certificate of approval for production at LaRonde Zone 5 is expected to be submitted in the coming months.

The current mining plan is based on the extraction of the current mineral reserves.  The Company is evaluating additional opportunities to create value.  These include:

•                  LaRonde Zone 5 is open at depth.  Material at depth could potentially be mined with additional trucks

•                  Additional material may be able to be treated at the LaRonde mill.  This would reduce the current mine life at LaRonde Zone 5, but increase the value of the project

Capital Expenditures Expected to Decline Significantly After Startup of Nunavut Operations in 2019; Sustaining Capital Costs Stable through 2020

Based on the Company’s budget assumptions, the Company expects to fund this year’s capital expenditures, which are estimated to total approximately $859 million, from operating cash flow and existing cash balances.

The estimated capital expenditures for 2017 include approximately $284 million of sustaining capital at the Company’s operating mines and $553 million on development projects, as set out in the table below.  Additionally, approximately $22 million is estimated to be spent on capitalized exploration and approximately $103 million on expensed exploration and project evaluation.

Estimated 2017 Capital Expenditures
(In thousands of US dollars)

	Sustaining Capital	Development Capital	Capitalized Exploration
LaRonde mine	$67,700	$—	$1,700
LaRonde zone 5	—	35,000	400
Canadian Malartic mine	65,900	1,700	2,300
Meadowbank mine	20,300	—	—
Amaruq	—	73,100	5,100
Kittila mine	52,700	24,100	3,200
Goldex mine	17,000	55,800	3,800
Lapa mine	—	—	—
Pinos Altos	48,400	5,800	500
Creston Mascota deposit Pinos Altos	5,500	—	—
La India mine	6,900	—	800
Meliadine project	—	355,800	3,900
Other	—	2,000	—
Total Capital Expenditures	$284,400	$553,300	$21,700

2017 Exploration Program and Budget — Main Focus on Amaruq, New Zone at LaRonde 3, Barsele, the Sisar Zone at Kittila, Satellite Targets at Pinos Altos and La India, and El Barqueno

A large component of the 2017 exploration program will be focused on the Amaruq satellite deposit at Meadowbank in Nunavut, the LaRonde 3 deep deposit, the Barsele project in Sweden, the Sisar Zone at the Kittila mine in Finland, satellite targets at the Pinos Altos and La India mines in Mexico and the El Barqueno project in Jalisco State, Mexico.  The goal of these exploration programs is to delineate mineral reserves and mineral resources that can supplement the Company’s existing production profile.

At the Amaruq satellite deposit at Meadowbank,the first phase of a planned 75,000-metre drill program (costing approximately $21.9 million) commenced in early February 2017.  The goals of this program are to:

•                  Infill and expand the known mineral resource at the V Zone

•                  Test for westerly extensions of the Whale Tail deposit

•                  Further evaluate the underground potential of the Whale Tail deposit

•                  Test other favourable targets to potentially outline additional sources of open pit ore

At the LaRonde 3 deposit, approximately 28,000 metres of drilling is expected for both conversion and exploration drilling.  Exploration expenditures in 2017 are expected to total approximately $3.6 million.

At Barsele, approximately 18,200 metres of drilling (at a budget of $8.8 million) will be carried out with a focus to expand the mineral resources along strike and at depth, and test the gap between the Central and Avan zones.

At Kittila, approximately $7.9 million will be spent on further deep drilling at Kittila (which includes the Sisar Zone).  The goal of this program is to expand the mineral resources in the Northern part of the property and demonstrate the economic potential of the Sisar Zone as a new mining horizon at Kittila.

Approximately 45,000 metres of additional drilling is expected to be completed by the end of 2017 at the El Barqueno project, principally at the Socorro, Mortero, Carmen, Tierra Blanca, Cuauhtémoc, Peña de Oro, Peña Blanca, San Diego, El Rayo, El Camino, and Cebollas prospects and in the Tecolote-Tortuga areas within the south area of the El Barqueno project.  Exploration expenditures in 2017 are expected to total approximately $16.8 million.

2017 Global Exploration program and budget including expenditures and metres of drilling

	Expensed exploration		Capitalized exploration
Location/operation	US$ millions	000 metres	US$ millions	000 metres
Nunavut
Amaruq	$21.9	75.0	$0.9	5.0
Amaruq ramp			$4.3
Meliadine	$0.8	5.0	$3.9	25.9
Others	$4.5	15.0	—	—
Nunavut subtotal	$27.3	95.0	$9.2	30.9
Quebec
LaRonde	$1.9	12.9	$1.7	15.2
LaRonde Zone 5			$0.4	5.2
Goldex	$0.2	3.0	$3.8	51.5
Others	$2.0	18.5
Quebec subtotal	$4.2	34.4	$5.9	71.9
Canadian Malartic*
Canadian Malartic mine	$3.2	46.0	$2.3	53.7
Kirkland Lake projects, (including Upper Beaver)	$2.9	25.8	—	—
Others	$1.2	12.0	—	—
Canadian Malartic subtotal	$7.3	83.8	$2.3	53.7
Europe
Kittila	$7.7	30.6	$3.2	22.4
Barsele	$4.9	18.1	—	—
Others incl. Kuotko	$1.2	8.0
Europe subtotal	$13.8	56.7	$3.2	22.4
USA
USA subtotal	$2.8	—	—	—
Mexico
Pinos Altos, Creston Mascota	$6.1	34.0	$0.5	2.0
La India	$6.9	31.0	$0.8	5.0
El Barqueno	$9.7	39.5	—	—
Soltoro	$1.4	6.0	—	—
Others	$2.7	8.5	—	—
Mexico subtotal	$26.8	119.0	$1.3	7.0
G&A, land fees, etc.	$21.1
Totals	$103.2	388.9	$21.7	185.9

Numbers in table have been rounded and therefore totals may differ slightly from the addition of the numbers.

*For the Canadian Malartic operations, in which Agnico Eagle holds a 50% indirect interest, the expenses in this table represent 50% of the total expenses, but the metres represent 100% of the metres of drilling.

Gold Reserves Increase by 0.9M Ounces to Approximately 19.9M Ounces, Successful Conversion at Key Operations and Development Projects

At year-end 2016, the Company’s proven and probable mineral reserves (net of 2016 production) totaled 268 million tonnes of ore grading 2.31 g/t gold, containing approximately 19.9 million ounces of gold.  This is an increase of approximately 0.9 million ounces of gold (5%) compared with a year earlier.  The increase in the Company’s mineral reserves is largely the result of new internal economic studies at several operations, the successful conversion of measured and indicated mineral resources to mineral reserves at several operations and development projects, partially offset by the 1,662,888 ounces of payable gold production in 2016 (1,874,000 ounces of in-situ gold mined).  The Company’s overall mineral reserve gold grade is essentially unchanged at 2.31 g/t from 2.37 g/t, despite slightly lower cut-off grades at each operation which was the result of reduced costs at several operations and a small increase in the assumed gold price as well as changes to foreign exchange rate assumptions used for the estimates.  Agnico Eagle has one of the highest mineral reserve grades among its North American peers.

Highlights from the December 31, 2016 Mineral Reserve Statement include:

•                  At LaRonde Zone 5, mineral reserves of 423,000 ounces of gold based on a internal study; at LaRonde, 200,000 ounces of gold in mineral reserves declared below Level 311

•                  At Kittila, conversion drilling in Sisar and Rimpi zones added 338,000 ounces of gold in mineral reserves, before Kittila production of 202,508 ounces of gold

•                  At Goldex, mineral reserves increased by 33% (218,000 ounces of gold) in addition to production of 120,704 ounces, as a result of conversion drilling in Deep 1 Zone

•                  At La India, mineral reserves increased by 18% (153,000 ounces of gold) in addition to production of 115,162 ounces of gold, due to successful conversion in the Main Zone extension

•                  Initial mineral reserves at Upper Beaver containing 698,000 ounces of gold converted from indicated mineral resources (reflecting Agnico Eagle’s 50% portion) based on an internal technical study

The Company’s year-end 2016 gold reserves are set out below:

Gold Mineral Reserves	Proven & Probable Mineral Reserve (000s gold ounces)			Average Gold Mineral Reserve Grade (g/t)
By Mine	2016	2015	Change	2016	2015	Change
Northern Business
LaRonde	3,053	3,109	-56	5.40	5.31	0.09
LaRonde Zone 5	423	0	423	2.10
Canadian Malartic (50%)	3,548	3,863	-314	1.08	1.08	0.00
Goldex	886	668	218	1.64	1.61	0.03
Akasaba West	142	141	1	0.89	0.92	-0.03
Lapa	38	78	-40	4.58	5.49	-0.91
Meadowbank	711	943	-232	2.69	2.72	-0.03
Meliadine	3,417	3,417	0	7.32	7.32	-0.00
Upper Beaver (50%)	698	0	698	5.43	0.00	0.00
Kittila	4,479	4,353	126	4.64	4.80	-0.16
Subtotal/Average	17,396	16,572	824	2.65	2.57	0.08
Southern Business
Pinos Altos	1,424	1,459	-35	2.55	2.88	-0.33
Creston Mascota	102	176	-74	1.28	1.30	-0.02
La India	1,020	867	153	0.72	0.90	-0.18
Subtotal/Average	2,547	2,502	44	1.24	1.56	-0.32
Total Mineral Reserves	19,943	19,075	868	2.31	2.37	-0.06

Amounts presented in the table and in this news release have been rounded to the nearest thousand.  See “Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2016)” set out at the end of this news release for more details, including the economic parameters used in generating the December 2016 mineral reserve estimates.

In prior years, economic parameters used to estimate mineral reserves and mineral resources for all properties were calculated using historic three-year average metals prices and foreign exchange rates in accordance with the U.S. Securities and Exchange Commission (the “SEC”) guidelines.  These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve estimation, which the SEC has interpreted to mean historic three-year average prices.  Given the current commodity price environment, Agnico Eagle has decided to continue to use more conservative gold and silver prices.

Assumptions  used for the December 2016 mineral reserves estimate at all mines and advanced projects reported by the Company

	Metal prices				Exchange rates
	Gold (US$/oz)	Silver (US$/oz)	Copper (US$/lb)	Zinc (US$/lb)	C$ per US$1.00	Mexican peso per US$1.00	US$ per €1.00
Long-life operations and projects — LaRonde, Goldex, Akasaba West, Kittila, Pinos Altos, La India	$1,150	$16.50	$2.15	$0.95	C$1.20	MP16.00	US$1.15
Short-life operations — Lapa, Meadowbank, Santos Nino pit and Creston Mascota satellite operation at Pinos Altos					C$1.30	MP16.00	Not applicable
Meliadine project	$1,100	Not applicable	Not applicable	Not applicable	C$1.16	Not applicable	Not applicable
Canadian Malartic mine* and Upper Beaver project**	$1,200	Not applicable	2.75	Not applicable	C$1.25	Not applicable	Not applicable

*The Canadian Malartic mine uses a cut-off grade between 0.33 g/t and 0.37 g/t gold (depending on the deposit)

**The Upper Beaver project has a C$125/tonne net smelter return (NSR)

The above metal price assumptions are below the three-year historic gold and silver price averages (from January 1, 2014 to December 31, 2016) of approximately $1,225 per ounce and $17.53 per ounce, respectively.  The mineral resources at all properties are estimated using 75% of the cut-off grades used to estimate the mineral reserves.

The increase in the Company’s mineral reserves is largely the result of new internal economic studies at several operations, the successful conversion of measured and indicated mineral resources to mineral reserves at several operations and development projects.  The Upper Beaver project in the Kirkland Lake area of Ontario (all numbers shown for Upper Beaver reflect Agnico Eagle’s 50% ownership in the project.) declared initial probable mineral reserves of 698,000 ounces (4.0 million tonnes grading 5.43 g/t gold and 0.25% copper).  At the LaRonde Zone 5, mineral reserves of 423,000 ounces (6.3 million tonnes grading 2.10 g/t gold) have been converted from indicated mineral resources.  A small decline of 56,000 ounces of gold in mineral reserves was experienced at the LaRonde mine, mainly due to gold production of 305,788 ounces (320,000 ounces of in-situ gold mined), largely offset by the results of conversion drilling on the mineral resources below Level 311 where 200,000 ounces of gold was added in mineral reserves in three levels (a total of 90 metres) below this depth (3,110 metres depth).  These are the first mineral reserves declared below Level 311 at LaRonde.

Conversion drilling was also successful in increasing mineral reserves, notably at three operating mines where conversion more than offset the gold that was mined during 2016.

At the Goldex mine, 336,000 ounces of gold were converted to mineral reserves in the Deep 1 Zone, while gold production from the M and E satellite zones totalled 120,704 ounces of gold (131,000 ounces in-situ gold mined).  The result was a 33% increase in mineral reserves at the Goldex mine.  Conversion drilling mainly in the Sisar Zone, as well as the Rimpi Zone, at the Kittila mine added 338,000 ounces of gold in mineral reserves, while production totalled 202,508 ounces of gold (236,000 ounces in-situ gold mined).  These are the initial mineral reserves in the Sisar Zone, where initial inferred mineral resources were declared one year ago.  At the La India mine, conversion drilling in the Main Zone extension resulted in an additional 193,400 ounces of gold in mineral reserves while gold production amounted to 115,162 ounces (152,000 ounces in-situ gold mined).  The mineral reserves increased by 18% (153,000 ounces gold) as a result.

A reduction in the cut-off grade because of changing estimation parameters was the third factor that resulted in increased mineral reserves, which had a particularly positive impact on the minerals reserves at the Kittila and La India mines.

The Canadian Malartic mine (all numbers shown for Canadian Malartic reflect Agnico Eagle’s 50% ownership in the mine) experienced a decline in mineral reserves that essentially corresponds to the gold mined in 2016.  The mineral reserves decreased by 314,000 ounces of gold, explained by 2016 gold production of 292,514 ounces (328,000 ounces of in-situ gold mined).  The decrease in the mineral reserves at the Meadowbank mine by gold production of 312,214 ounces (340,000 ounces in-situ gold mined) in 2016 was partially offset by the addition of 67,000 ounces of gold in mineral reserves from a new study into an extension of the Portage and Vault pits.  Similarly, at the Lapa mine, gold production of 73,930 ounces (88,000 ounces in-situ gold mined) was partially offset by a new economic study that added mineral reserves of 38,000 ounces of gold, which is expected to extend the mine life into the first quarter of 2017.

The gold reserves at the Pinos Altos mine and its satellite Creston Mascota operation declined due to gold production of 192,772 ounces and 47,296 ounces, respectively (202,000 ounces and 76,000 ounces, respectively, of in-situ gold mined).  The Pinos Altos mine depletion was largely offset by an addition of mineral reserves due to conversion drilling in the Cerro Colorado and Santo Nino underground mineral resources as well as the reduced cut-off grade, balanced by a reduction in mineral reserves due to new modelling parameters that affected the Santo Nino pit design.

It is the Company’s goal to maintain its global mineral reserves at approximately 10 to 15 times its annual gold production rate.  The current mineral reserves are within this range when compared to the Company’s projected annual 2017 production guidance.

In addition to gold, Agnico Eagle’s proven and probable mineral reserves include by-product metals of approximately 54 million ounces of silver at the Pinos Altos, LaRonde, La India and Creston Mascota mines (81.5 million tonnes grading an average of 20.5 g/t silver), plus 153,000 tonnes of zinc and 42,000 tonnes of copper at the LaRonde mine (17.6 million tonnes grading 0.87% zinc and 0.24% copper), 25,000 tonnes of copper at the Akasaba West project (4.9 million tonnes grading 0.50% copper) and 10,000 tonnes of copper at the Upper Beaver project (4.0 million tonnes grading 0.25% copper).

At a gold price of $1,250 per ounce (leaving all other assumptions unchanged), there would be an approximate 5.3% increase in the gold contained in proven and probable mineral reserves.  Conversely, using a gold price of $1,050 (leaving all other assumptions unchanged), there would be an estimated 5.0% decrease in the gold contained in proven and probable mineral reserves.  For the Meliadine project, the sensitivity was calculated using a $100 variation in the assumed price of $1,100 per ounce gold; for the Canadian Malartic mine only, the sensitivity was calculated using a 10% variation in the assumed price of $1,200 per ounce gold.

Measured and Indicated Mineral Resources Increase by 1.3M Ounces Gold and Inferred Mineral Resources Decrease by 0.7M Ounces Gold Due to Conversion

Highlights from the December 31, 2016 Mineral Resource Statement include:

•                  At the Amaruq satellite deposit at Meadowbank, initial indicated mineral resources of 2.1 million ounces of gold at open pit depths, resulting in a decrease in inferred mineral resources to 2.1 million ounces of gold mainly at depth

•                  At the Odyssey property, initial inferred mineral resources of 714,000 ounces of gold (reflecting Agnico Eagle’s 50% interest)

•                  At the Barsele project in Sweden, initial inferred mineral resources of 661,000 ounces of gold (reflecting Agnico Eagle’s 55% interest)

•                  At the El Barqueno project in Mexico, initial indicated mineral resources of 301,000 ounces of gold and 1.2 million ounces of silver, while inferred mineral resources decreased to 362,000 ounces of gold and 1.0 million ounces of silver; which includes initial inferred mineral resources at Olmeca mineral deposit

The Company’s measured and indicated mineral resources now total approximately 333 million tonnes grading 1.53 g/t gold, or 16.4 million ounces of gold.  This represents approximately a 9% increase in ounces of gold (1.3 million ounces), an 8% increase in tonnage (24 million tonnes) and essentially no change in grade compared with the December 2015 measured and indicated mineral resource (see the February 10, 2016 news release for comparison).

Most of the additions in the measured and indicated mineral resources were reported from the Company’s development and advanced exploration projects.  At the Amaruq satellite deposit at Meadowbank, initial indicated mineral resources of 2.1 million ounces (16.9 million tonnes grading 3.88 g/t gold) were reported at open pit depths, almost all in the Whale Tail deposit.  Conversion drilling led to an initial indicated mineral resource estimate of 301,000 ounces of gold and 1.2 million ounces of silver (8.5 million tonnes grading 1.11 g/t gold and 4.35 g/t silver) at the El Barqueno project.  Different options are being studied for optimizing the potential processing costs and gold recovery.  Studies at the Kirkland Lake properties allowed for the validation of estimates by previous owners: the Anoki/McBean project (all numbers shown for Anoki/McBean reflect Agnico Eagle’s 50% ownership in the project) has a new indicated mineral resource estimate of 160,000 ounces (0.9 million tonnes grading 5.33 g/t gold).

Successful conversion to mineral reserves resulted in decreases in measured and indicated mineral resources, particularly at LaRonde Zone 5, the LaRonde mine below Level 311 and the Goldex mine’s Deep 1 Zone.

At the Meadowbank mine, the measured and indicated mineral resources decreased by 475,000 ounces due to a combination of successful conversion of 67,000 ounces of gold to mineral reserves in the Portage and Vault pit extensions, as well as the removal of former underground indicated mineral resources in the Goose mineral deposit.

The Company’s inferred mineral resources now total 221 million tonnes grading 2.23 g/t, or approximately 15.9 million ounces of gold.  This represents an approximate 4% decrease in ounces of gold (0.7 million ounces), a 4% decrease in tonnage (8.5 million tonnes) and essentially no change in grade compared with the December 2015 inferred mineral resources (see the Company’s February 10, 2016 news release for comparison).

Recent work by the Company on newly acquired properties to validate mineral resource estimates by previous owners had a large positive impact on the inferred mineral resources.  The Barsele project (all numbers shown for Barsele reflect Agnico Eagle’s 55% interest in the project) reported initial inferred mineral resources of 661,000 ounces (11.9 million tonnes grading 1.72 g/t gold), mostly at depth.  The North and South Odyssey zones declared initial inferred mineral resources of 714,000 ounces (10.3 million tonnes grading 2.15 g/t gold) at depth, the result of exploration drilling in 2016.  Studies at the Anoki/McBean project near Kirkland Lake have resulted in new inferred mineral resources of 191,000 ounces (1.3 million tonnes grading 4.70 g/t gold).  These numbers reflect Agnico Eagle’s 50% ownership of the Odyssey property and the Kirkland Lake properties.

While successful exploration drilling increased the inferred mineral reserves at some properties, that was more than offset, overall, by the successful conversion of those mineral resources to indicated mineral resources.  An example is the Amaruq satellite deposit at Meadowbank, where the inferred mineral resources decreased by approximately 1.2 million ounces to 2.1 million ounces (11.7 million tonnes grading 5.63 g/t gold), mainly at depth in the Whale Tail deposit (38%) and IVR Zone (26%), and the rest at open pit depths in the Whale Tail deposit (13%) and the IVR Zone (23%).  A decrease of 209,000 ounces of gold at the El Barqueno project was due to the successful conversion to indicated mineral resources offset by exploration drilling success, leaving inferred mineral resources of 362,000 ounces of gold and 1.0 million ounces of silver (7.2 million tonnes grading 1.56 g/t gold and 4.50 g/t silver); this includes initial inferred mineral resources of 135,000 ounces of gold at the Olmeca mineral deposit.  Successful exploration drilling at the LaRonde mine below Level 311 added inferred mineral resources of 463,000 ounces of gold to the inferred mineral resources below Level 311; the mine’s inferred mineral resources now total 1.7 million ounces (7.7 million tonnes grading 6.68 g/t gold, 14.48 g/t silver, 0.25% copper and 0.60% zinc).

New modelling parameters have resulted in a 327,000 ounce of gold decrease in inferred mineral resources at the Meadowbank mine to 115,000 ounces (1.1 million tonnes grading 3.13 g/t gold) due to the removal of inferred mineral resources in the underground portion of the Goose deposit.

The distribution of mineral resources by property is set out in the following table.  For full details including tonnage and grade, see the “Detailed Mineral Reserve and Mineral Resource Data (as at December 31, 2016)” below.

December 31, 2016 Mineral Resources

	Measured & Indicated	Inferred
	Mineral Resources	Mineral Resources
	(000 oz gold)	(000 oz gold)
Northern Business
LaRonde	598	1,655
LaRonde Zone 5	712	488
Ellison	68	257
Canadian Malartic (50%)	644	216
Odyssey (50%)	—	714
Goldex	1,777	1,129
Akasaba West	53	—
Lapa	105	158
Zulapa	—	39
Meadowbank	246	115
Amaruq	2,109	2,125
Meliadine	3,306	3,552
Hammond Reef (50%)	2,251	6
Upper Beaver (Kirkland Lake) (50%)	202	708
Amalgamated Kirkland (Kirkland Lake) (50%)	133	203
Anoki/McBean (Kirkland Lake) (50%)	160	191
Kittila	1,946	1,442
Barsele (55%)	—	661
Other (Swanson, Kylmäkangas, Kuotko)	31	287
Subtotal	14.340	13,945
Southern Business
Pinos Altos	730	380
Creston Mascota	139	31
La India	869	1,132
El Barqueno	301	362
Subtotal	2,038	1,905
Total Mineral Resources	16,378	15,850

NORTHERN BUSINESS REVIEW

ABITIBI REGION, QUEBEC

Agnico Eagle is currently Quebec’s largest gold producer with a 100% interest in three mines (LaRonde, Goldex and Lapa) and a 50% interest in the Canadian Malartic mine.  These mines are located within 50 kilometres of each other, which provide operating synergies and allows for the sharing of technical expertise.

LaRonde Mine — Higher Grades From Lower Mine Drive Record Quarterly Production; Drilling Indicates Potential Higher Gold Grades at LaRonde 3

The 100% owned LaRonde mine in northwestern Quebec achieved commercial production in 1988.

LaRonde Mine - Operating Statistics

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2015
Tonnes of ore milled (thousands of tonnes)	572	563
Tonnes of ore milled per day	6,220	6,128
Gold grade (g/t)	4.75	4.22
Gold production (ounces)	83,508	73,161
Production costs per tonne (C$)	$100	$88
Minesite costs per tonne (C$)	$99	$94
Production costs per ounce of gold produced ($ per ounce):	$528	$438
Total cash costs per ounce of gold produced ($ per ounce):	$405	$510

Production costs per tonne in the fourth quarter of 2016 increased when compared to the prior-year period due to higher underground and mill maintenance costs and the timing of unsold concentrate inventory.  Production costs per ounce in the fourth quarter of 2016 increased when compared to the prior-year period due to the reasons described above.

Minesite costs per tonne in the fourth quarter of 2016 increased when compared to the prior-year period due to higher underground and mill maintenance costs.  Total cash costs per ounce in the fourth quarter of 2016 decreased when compared to the prior-year period due to higher gold production from the lower mine and higher by-product metal revenues.

LaRonde Mine - Operating Statistics

	Twelve Months Ended December 31, 2016	Twelve Months Ended December 31, 2015
Tonnes of ore milled (thousands of tonnes)	2,240	2,241
Tonnes of ore milled per day	6,121	6,141
Gold grade (g/t)	4.44	3.91
Gold production (ounces)	305,788	267,921
Production costs per tonne (C$)	$106	$98
Minesite costs per tonne (C$)	$106	$99
Production costs per ounce of gold produced ($ per ounce):	$587	$643
Total cash costs per ounce of gold produced ($ per ounce):	$501	$590

Production costs per tonne for the full year 2016 increased when compared to the prior-year period due to increased underground and mill maintenance costs and timing of unsold concentrate inventory.  Production costs per ounce for the full year 2016 decreased due to higher gold production from the lower mine.

Minesite costs per tonne for the full year 2016 increased when compared to the prior-year period due to higher underground and mill maintenance costs.  Total cash costs per ounce for the full year 2016 decreased when compared to the prior-year period due to higher gold production from the higher grade lower mine and higher by-product metal revenues.  In 2016, the LaRonde mine produced approximately 4,687 tonnes of zinc (34% more than in 2015), 1.0 million ounces of silver (8% more than in 2015) and 4,416 tonnes of copper (11% less than in 2015).

At the LaRonde 3 project, studies are continuing to assess the potential to extend the mineral reserve base and carry out mining activities between the 311 level (a depth of 3.1 kilometres) and the 371 level (a depth of 3.7 kilometres).

In 2016, infill drilling successfully upgraded portions of the LaRonde 3 mineral resource base.  In the eastern portion of the deposit, mineral reserves of approximately 200,000 ounces (1.2 million tonnes grading 5.15 g/t gold) have been delineated to the 320 level.  Indicated mineral resources have been outlined to the 340 level, while inferred mineral resources extend to the 370 level.  The western portion of the deposit is entirely inferred mineral resources that extend to the 370 level.

An infill drill program is continuing from the 311 to the 371 levels, with a focus on the western portion of the deposit where recent drilling has encountered higher-grade mineralization between the 311 and 340 levels.  Highlights include: 28.1 g/t gold over 9.3 metres in hole LR-290-056A and 13.8 g/t gold over 8.1 metres in hole LR-290-061.

These new high-grade intersections are now interpreted as being a distinct lens of massive sulphide mineralization from the main LaRonde 3 horizon.  In 2016, the first mineral reserves were declared in the eastern portion of LaRonde 3 and additional inferred mineral resources were declared in the western portion of LaRonde 3.  Further drilling is being carried out to assess this new potential and the vertical extent of the mineralization.  Studies are ongoing to evaluate the potential to mine below the currently planned 3.1 kilometres at LaRonde

Selected recent drill results and the collar coordinates are set out in the table below.  Pierce points for all of these holes are shown on the LaRonde Composite Longitudinal Section.  All intercepts reported for the LaRonde mine show capped grades over estimated true widths.

Recent exploration and infill drill results from LaRonde 3 (below Level 311)

Drill hole	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)	Silver grade (g/t) (uncapped)	Copper grade (%)	Zinc grade (%)
LR-290-036A	451.3	459.8	3,205	6.8	12.4	12.4	21.3	0.48	0.01
LR-290-053	427.2	442.2	3,167	9.4	15.7	11.6	51.6	0.78	1.39
LR-290-054	542.1	554.4	3,304	7.0	6.0	6.0	15.6	0.21	0.02
LR-290-054A	492.0	506.1	3,248	8.8	22.8	20.4	29.1	0.29	0.07
LR-290-056	639.4	660.9	3,409	9.5	18.0	15.0	16.7	0.20	0.02
LR-290-056A	560.0	576.5	3,320	9.3	28.7	28.1	25.4	0.46	0.08
LR-290-058A	459.2	463.2	3,207	2.8	2.4	2.4	3.7	0.25	0.00
LR-290-058B	578.4	590.4	3,327	5.4	9.7	8.7	8.4	0.29	0.00
LR-290-060	510.7	527.0	3,255	8.9	7.8	7.8	29.9	0.29	0.48
LR-290-061	484.2	498.8	3,206	8.1	13.8	13.8	79.4	1.31	2.89
LR-293-016	333.0	347.7	3,104	12.1	10.3	10.3	18.9	0.33	0.05

* Holes at LaRonde 3 use a capping factor of 80 g/t gold and 1,000 g/t silver.  None of the silver values in this table were capped

LaRonde 3 exploration drill collar coordinates

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
LR-290-036A	689537	5346891	-2,536	185	-61	506
LR-290-053	689537	5346891	-2,536	203	-54	490
LR-290-054	689537	5346891	-2,536	196	-61	595
LR-290-054A	689537	5346891	-2,536	196	-61	532
LR-290-056	689508	5346892	-2,536	192	-64	711
LR-290-056A	689508	5346892	-2,536	192	-64	645
LR-290-058A	689670	5346890	-2,532	195	-63	501
LR-290-058B	689670	5346890	-2,532	195	-63	644
LR-290-060	689508	5346892	-2,536	206	-56	578
LR-290-061	689508	5346892	-2,536	212	-50	521
LR-293-016	689576	5346881	-2,556	186	-54	370

* Coordinate System UTM Nad 83 Zone 17

[Laronde Mine Composite Longitudinal Section]

Canadian Malartic Mine — Record Annual Production and Mill Throughput

In June 2014, Agnico Eagle and Yamana Gold Inc. (“Yamana”) acquired all of the issued and outstanding common shares of Osisko Mining Corporation and created the Canadian Malartic General Partnership (the “Partnership”).  The Partnership owns and operates the Canadian Malartic mine in northwestern Quebec through a joint management committee.  Each of Agnico Eagle and Yamana has an indirect 50% ownership interest in the Partnership.  All volume numbers in this section reflect the Company’s 50% interest in the Canadian Malartic mine except as noted.

Canadian Malartic Mine - Operating Statistics

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2015
Tonnes of ore milled (thousands of tonnes)(100%)	4,865	4,856
Tonnes of ore milled per day (100%)	52,881	52,780
Gold grade (g/t)	1.01	1.06
Gold production (ounces)(50%)	69,971	72,872
Production costs per tonne (C$)	$27	$25
Minesite costs per tonne (C$)	$25	$25
Production costs per ounce of gold produced ($ per ounce):	$671	$633
Total cash costs per ounce of gold produced ($ per ounce):	$634	$606

Production costs per tonne in the fourth quarter of 2016 increased when compared to the prior-year period due to the use of additional contractors to maximize stripping activities in the north part of the pit to access higher grades.  Production costs per ounce in the fourth quarter of 2016 increased when compared to the prior-year period due to lower production and the reasons described above.

Minesite costs per tonne in the fourth quarter of 2016 were the same when compared to the prior-year period.  Total cash costs per ounce in the fourth quarter of 2016 increased when compared to the prior-year period due to lower production.

Canadian Malartic Mine - Operating Statistics

	Twelve Months Ended December 31, 2016	Twelve Months Ended December 31, 2015
Tonnes of ore milled (thousands of tonnes)(100%)	19,641	19,090
Tonnes of ore milled per day (100%)	53,665	52,300
Gold grade (g/t)	1.04	1.05
Gold production (ounces)(50%)	292,514	285,809
Production costs per tonne (C$)	$25	$23
Minesite costs per tonne (C$)	$25	$23
Production costs per ounce of gold produced ($ per ounce):	$628	$600
Total cash costs per ounce of gold produced ($ per ounce):	$606	$596

Production costs per tonne for the full year 2016 increased when compared to the prior-year period due to unplanned maintenance on the leach tank, ball mill and crusher components in the process plant and additional stripping costs.  In addition, extra contractors were employed to maximize stripping activities in the north part of the pit to access higher grades.  Production costs per ounce for the full year 2016 increased when compared to the prior-year period due to the reasons described above.

Minesite costs per tonne for the full year 2016 increased when compared to the prior-year period due to higher throughput levels and unplanned maintenance on the leach tank, ball mill and crusher components in the process plant.  In addition, extra contractors were employed to maximize stripping activities in the north part of the pit to access higher grades and increased royalty costs as a result of the higher production levels.  Total cash costs per ounce for the full year 2016 increased when compared to the prior-year period due to the reasons described above.

At the Canadian Malartic mine, exploration programs are ongoing to evaluate a number of near pit/underground targets.  In addition, the Partnership continues to explore the Odyssey property, which is located to the east of the Canadian Malartic open pit.  Both of these opportunities have the potential to provide new sources of ore for the Canadian Malartic mill.

Following the Quebec Bureau des Audiences Publiques sur l’Environnement (“BAPE”) public hearings in June and July 2016, permitting of the Canadian Malartic extension project and Highway 117 deviation reached an important milestone with the issue of the BAPE report on October 5, 2016.  The BAPE report concluded that the project is acceptable and provides several recommendations intended to enhance social acceptability.

Since the spring of 2015, the Partnership has been working collaboratively with the community of Malartic and its citizens to develop a “Good Neighbour Guide” that addresses impacts caused by the activities at the Canadian Malartic mine.  Implementation of the recommendations in the Good Neighbour Guide began on September 1, 2016.  As of November 30, 2016, which was the end of the claim period for citizens of Malartic to request compensation for the period from June 2013 through June 2016, approximately 94% of Malartic citizens had registered for the program.

The next step in the permitting process is for the Minister of Sustainable Development, Environment and the Fight against Climate Change to review the report and present his decision to Cabinet for approval.  No date for the approval has been set, but the Company anticipates that this may occur in the first half of 2017.  Production activities at Barnat are currently forecast to begin in late 2018 , depending on the timing of the start of construction of the road deviation.

Initial Mineral Resource declared at Odyssey

The Odyssey property lies on the east side of the Canadian Malartic property, approximately 1.5 kilometres east of the current limit of the Canadian Malartic open pit.

The Odyssey property is composed of multiple mineralized bodies spatially associated with a porphyritic intrusion close to the contact of the Pontiac Group sediments and the Piché Group of volcanic rocks.  They are grouped into two elongated zones, the Odyssey North and Odyssey South zones, that strike east-southeast and dip steeply south.  Odyssey North has been traced from a depth of 600 to 1,300 metres below surface along a strike length of approximately 1.5 kilometres.  Odyssey South currently has a strike length of 0.5 kilometres and has been located between approximately 200 and 550 metres below surface.

During 2016, a total of 155 holes (119,396 metres) were completed at the Odyssey property.  The 2016 results have been incorporated with previous work to estimate an initial mineral resource for the Odyssey property (inclusive of the North and South zones).  Inferred mineral resources (on a 100% basis) are estimated at 1.43 million ounces (20.7 million tonnes grading 2.15 g/t gold).  Further details on mineral resources at the Odyssey property are presented in the mineral reserve and mineral resource section of this news release.

The inferred mineral resource does not include drill results from internal zones that extend from the Odyssey North Zone.  Drilling carried out to date suggests that these internal zones could increase mineral resources and enhance the economics of the project by adding higher grade ounces that would require minimal additional infrastructure to access.

Recent drilling on the internal zones returned several significant intersections including: 3.10 g/t gold over 91.5 metres in hole ODY11-5055, 4.24 g/t gold over 12.5 metres in hole ODY16-5099 and 3.23 g/t gold over 10.5 metres in hole ODY16-5105.  Selected recent drill results and the collar coordinates are set out in the table below.  All intercepts reported for the Odyssey property show capped grades over core lengths.  In the first half of 2017, drilling activities at the Odyssey property will focus on further defining these internal zones and expanding the mineral resources in Odyssey North and South.

Recent exploration drill results from the Internal Lode at Odyssey

Drill hole	Location	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Core length (metres)**	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*
ODY11-2404B	Internal Lode	930.0	937.3	831	7.3	23.59	7.04
ODY14-2492	Internal Lode	827.6	929.5	734	101.9	3.78	3.47
including		850.3	863.2		12.9	12.53	10.06
ODY16-5033	Internal Lode	1,038.5	1,052.0	903	13.5	2.24	2.24
ODY16-5055	Internal Lode	1,035.5	1,127.0	917	91.5	4.03	3.10
including		1,063.7	1,078.0		14.3	14.90	9.36
ODY16-5064	Internal Lode	978.5	1,019.5	814	41.0	1.89	1.89
and	Internal Lode	1,107.1	1,120.2	586	13.1	5.00	5.00
ODY16-5075	Internal Lode	1,074.5	1,102.5	904	28.0	1.92	1.92
including		1,080.5	1,085.0		4.5	6.11	6.11
ODY16-5078	ND	1,000.0	1,027.5	866	27.5	1.97	1.97
ODY16-5087	ND	759.0	767.2	697	8.2	3.17	3.17
and	Internal Lode	940.5	948.0	552	7.5	2.84	2.84
and	Internal Lode	971.5	985.5	582	14.0	2.33	2.33
and	Internal Lode	1,011.0	1,049.0	628	38.0	1.59	1.59
including		1,029.6	1,034.0		4.4	6.92	6.92
ODY16-5087A	Internal Lode	952.0	962.5	867	10.5	2.26	2.26
and	Internal Lode	1,038.5	1,046.0	634	7.5	1.81	1.81
ODY16-5099	Internal Lode	723.5	731.5	682	8.0	7.24	5.99
including		727.7	731.5		3.8	13.11	10.48
and	Internal Lode	780.5	793.0	431	12.5	4.24	4.24
ODY16-5105	Internal Lode	647.0	653.5	562	6.5	11.23	8.63
and	Internal Lode	895.0	930.5	469	35.5	2.76	2.00
and	Internal Lode	1,107.5	1,118.0	630	10.5	3.23	3.23

* Holes at the Odyssey prospect use a capping factor of 20 g/t gold.

** True thickness not determined; these values are core length.

Odyssey prospect exploration drill collar coordinates of selected holes

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth	Dip (degrees)	Length (metres)
ODY11-2404B	5333934	717976	311	022	-63	1,473
ODY14-2492	5333880	718295	312	014	-61	1,323
ODY16-5033	5333962	718400	311	012	-65	1,256
ODY16-5055	5333874	718294	314	012	-63	1,326
ODY16-5064	5333767	718276	315	002	-61	1,344
ODY16-5075	5333766	718277	315	004	-62	1,378
ODY16-5078	5333984	718168	312	012	-66	1,140
ODY16-5087	5334297	718706	308	283	-67	1,185
ODY16-5087A	5334297	718706	308	283	-67	1,305
ODY16-5099	5334643	718500	307	202	-70	1,014
ODY16-5105	5333955	718501	311	003	-62	1,194

* Coordinate System UTM Nad 83 zone 17

[Odyssey Prospect — Local Geology Map]

AGNICO EAGLE

Odyssey Prospect – Local Geology Map

Malartic
Canadian Malartic Open Pit
Barnat Open Pit
Jeffrey Open Pit
Gouldie Open Pit
North Zone
South Zone
ODY16-5099
4.2 g/t Au / 12.5 m
ODY16-5055
3.1 g/t Au / 91.5 m
ODY16-5105
3.2 g/t Au / 10.6 m
Granitoid
Sedimentary rock
Fault / Major fault
Significant current drillhole collars
Volcanic rock
Mineralized zone
Road
Lake
Kilometers

Canadian Malartic Corporation

In addition to the Partnership, each of Agnico Eagle and Yamana have an indirect 50% interest in Canadian Malartic Corporation (“CMC”),, which holds a portfolio of exploration properties that includes properties in the Kirkland Lake area of Ontario and the Pandora property in the Abitibi region of Quebec.

At the Pandora property, 23 diamond drill holes (15,767 metres) were completed in 2016, with a focus on the western portion of the property.  A supplemental program consisting of three holes (3,000 metres) is underway.  Additional exploration work at the Pandora property will depend on the results from the 2017 supplemental program.

At Kirkland Lake, an internal technical study was completed in 2016, which allowed a total of 1.4 million ounces of gold and 10,000 tonnes of copper to be classified as mineral reserves (8.0 million tonnes grading 5.43 g/t gold and 0.25% copper) (on a 100% basis).  Mineral resources were also expanded at the Anoki and McBean deposits.

The 2017 exploration program will consist of 25,750 metres of drilling at an estimated cost of C$7.3 million (on a 100% basis).  Drilling activities will be focused on regional targets around the Upper Beaver project and elsewhere in the camp and depth extensions of the Amalgamated Kirkland mineral resource.

Lapa — Strong 2016 Performance, Additional Production Forecast in 2017

The 100% owned Lapa mine in northwestern Quebec achieved commercial production in May 2009.

Lapa Mine - Operating Statistics

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2015
Tonnes of ore milled (thousands of tonnes)	130	136
Tonnes of ore milled per day	1,410	1,478
Gold grade (g/t)	3.90	5.45
Gold production (ounces)	14,065	19,929
Production costs per tonne (C$)	$133	$123
Minesite costs per tonne (C$)	$135	$111
Production costs per ounce of gold produced ($ per ounce):	$941	$635
Total cash costs per ounce of gold produced ($ per ounce):	$935	$620

Production costs per tonne in the fourth quarter of 2016 increased when compared to the prior-year period due to higher costs associated with development work in the new zones that had been previously excluded from the mine plan and the timing of unsold inventory.  Production costs per ounce in the fourth quarter of 2016 increased when compared to the prior-year period due to lower production and the reasons described above.

Minesite costs per tonne in the fourth quarter of 2016 increased when compared to the prior-year period due to higher costs associated with development work in the new zones that had been previously excluded from the mine plan.  Total cash costs per ounce in the fourth quarter of 2016 increased when compared to the prior-year period due to lower production and the reasons described above.

Lapa Mine - Operating Statistics

	Twelve Months Ended December 31, 2016	Twelve Months Ended December 31, 2015
Tonnes of ore milled (thousands of tonnes)	593	560
Tonnes of ore milled per day	1,619	1,534
Gold grade (g/t)	4.64	5.83
Gold production (ounces)	73,930	90,967
Production costs per tonne (C$)	$118	$119
Minesite costs per tonne (C$)	$121	$117
Production costs per ounce of gold produced ($ per ounce):	$717	$578
Total cash costs per ounce of gold produced ($ per ounce):	$732	$590

Production costs per tonne for the full year 2016 decreased when compared to the prior-year period due to higher throughput levels and the timing of unsold inventory.  Production costs per ounce for the full year 2016 increased due to lower production and higher costs associated with development work in the new zones that had been previously excluded from the mine plan and the timing of unsold inventory.

Minesite costs per tonne for the full year 2016 increased when compared to the prior-year period due to higher throughput levels and the processing of surface stockpiles.  Total cash costs per ounce for the full year 2016 increased when compared to the prior-year period due to lower production and higher costs associated with development work in the new zones that had been previously excluded from the mine plan.

Under the current life of mine plan, Lapa is only expected to operate until the end of the first quarter of 2017 with production coming from the Zone Deep East and Zone 7 Deep areas.  The Company is evaluating opportunities to continue production into the second quarter of 2017.

Goldex — Continued Strong Operating Performance; Deep 1 Construction Remains on Schedule and Budget

The 100% owned Goldex mine in northwestern Quebec began operation from the M and E satellite zones in September 2013.

Goldex Mine - Operating Statistics

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2015
Tonnes of ore milled (thousands of tonnes)	580	572
Tonnes of ore milled per day	6,304	6,213
Gold grade (g/t)	1.39	1.60
Gold production (ounces)	24,170	27,646
Production costs per tonne (C$)	$35	$31
Minesite costs per tonne (C$)	$37	$31
Production costs per ounce of gold produced ($ per ounce):	$632	$484
Total cash costs per ounce of gold produced ($ per ounce):	$657	$513

Production costs per tonne in the fourth quarter of 2016 increased when compared to the prior-year period due to higher development costs from the acceleration of mining in the M and E satellite zones and the timing of unsold inventory.  Production costs per ounce in the fourth quarter of 2016 increased when compared to the prior-year period due to lower production and lower flexibility from mining smaller stopes and the reasons described above.

Minesite costs per tonne in the fourth quarter of 2016 increased when compared to the prior-year period due to higher development costs from the acceleration of mining in the M and E satellite zones.  Total cash costs per ounce in the fourth quarter of 2016 increased when compared to the prior-year period due to lower production and the reasons described above.

Goldex Mine - Operating Statistics

	Twelve Months Ended December 31, 2016	Twelve Months Ended December 31, 2015
Tonnes of ore milled (thousands of tonnes)	2,545	2,313
Tonnes of ore milled per day	6,954	6,336
Gold grade (g/t)	1.60	1.66
Gold production (ounces)	120,704	115,426
Production costs per tonne (C$)	$33	$34
Minesite costs per tonne (C$)	$33	$33
Production costs per ounce of gold produced ($ per ounce):	$525	$531
Total cash costs per ounce of gold produced ($ per ounce):	$532	$538

Production costs per tonne for the full year 2016 decreased when compared to the prior-year period due to higher throughput levels and timing of unsold inventory.  Production costs per ounce for the full year 2016 decreased due to higher production and timing of unsold inventory.

Minesite costs per tonne for the full year 2016 were the same when compared to the prior-year period.  Total cash costs per ounce for the full year 2016 decreased when compared to the prior-year period due to higher production.

Commissioning of the Deep 1 project remains on budget and schedule for early 2018.  Approximately 92% of the underground excavation for the Rail-Veyor has been completed and installation is progressing as planned.  Underground development of the sublevels needed for mining is continuing.  The surface power infrastructure has been upgraded and a new booster fan has been installed and commissioning is underway.

Studies are ongoing to evaluate the potential to increase throughput from the Deep 1 Zone and the potential to mine a portion of the Deep 2 Zone, both of which could enhance production levels or extend the current mine life at Goldex and reduce operating costs.

Agnico Eagle acquired the Akasaba West gold-copper deposit in January 2014.  Located less than 30 kilometres from Goldex, the Akasaba West deposit could create flexibility and synergies for the Company’s operations in the Abitibi region by utilizing extra milling capacity at both Goldex and LaRonde, while reducing overall costs.  The BAPE process has commenced at Akasaba and permitting activities are expected to continue until 2018.  The Company expects to begin sourcing open pit ore from Akasaba West in 2019.

The Quebec BAPE is currently holding public hearings on the Akasaba project.  The first part of the hearings was held at the end of January 2017 and the second part is scheduled for the end of February 2017.  The project is also under review by Environment Canada (“EC”).  Responses to the third series of questions received from EC in January 2017, will be submitted by the end of February 2017.  Both processes are expected to be completed in the second half of 2017.

NUNAVUT REGION

Agnico Eagle has identified Nunavut as a politically attractive and stable jurisdiction with enormous geological potential.  With the Company’s largest producing mine (Meadowbank) and two significant development assets (Meliadine and the Amaruq satellite deposit at Meadowbank) and other exploration projects, Nunavut has the potential to be a strategic operating platform with the ability to generate strong production and cash flows over several decades.

Meadowbank — Evaluating Options to Extend Production through year-end 2018

The 100% owned Meadowbank mine in Nunavut, northern Canada, achieved commercial production in March 2010.

Meadowbank Mine - Operating Statistics

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2015
Tonnes of ore milled (thousands of tonnes)	1,015	1,028
Tonnes of ore milled per day	11,029	11,168
Gold grade (g/t)	3.14	3.31
Gold production (ounces)	94,770	102,580
Production costs per tonne (C$)	$66	$63
Minesite costs per tonne (C$)	$72	$62
Production costs per ounce of gold produced ($ per ounce):	$551	$479
Total cash costs per ounce of gold produced ($ per ounce):	$579	$526

Production costs per tonne in the fourth quarter of 2016 increased when compared to the prior-year period due to a lower amount of stripping costs being capitalized and timing of unsold inventory.  Production costs per ounce in the fourth quarter of 2016 increased when compared to the prior-year period due to lower production and the reasons described above.

Minesite costs per tonne in the fourth quarter of 2016 increased when compared to the prior-year period due to a lower amount of stripping costs being capitalized.  Total cash costs per ounce in the fourth quarter of 2016 increased when compared to the prior-year period due to lower production and the reason described above.

Meadowbank Mine - Operating Statistics

	Twelve Months Ended December 31, 2016	Twelve Months Ended December 31, 2015
Tonnes of ore milled (thousands of tonnes)	3,915	4,033
Tonnes of ore milled per day	10,697	11,049
Gold grade (g/t)	2.70	3.16
Gold production (ounces)	312,214	381,804
Production costs per tonne (C$)	$73	$71
Minesite costs per tonne (C$)	$74	$70
Production costs per ounce of gold produced ($ per ounce):	$701	$604
Total cash costs per ounce of gold produced ($ per ounce):	$715	$613

Production costs per tonne for the full year 2016 increased when compared to the prior-year period due to lower throughput, a lower amount of stripping costs being capitalized and timing of unsold inventory.  Production costs per ounce for the full year 2016 increased due to lower production and the reasons described above.

Minesite costs per tonne for the full year 2016 increased when compared to the prior-year period due to lower throughput and a lower amount of stripping costs being capitalized.  Total cash costs per ounce for the full year 2016 increased when compared to the prior-year period due to lower production and the reasons described above.

At Meadowbank, opportunities are being investigated to potentially extend production at the Vault pit through year-end 2018.

Acquisition of New Properties in Nunavut

Agnico Eagle is currently studying options and alternatives in Nunavut to capitalize on the large and growing mineral resource in the region.  As part of this initiative, the Company has staked or optioned approximately 440,000 hectares of mineral claims covering three major geological belts between Meadowbank and Meliadine.

The new properties appear to be geologically similar to the Meadowbank and Meliadine projects where the Company’s exploration team has demonstrated the effectiveness of a systematic exploration approach and the strong mineral potential of this part of Nunavut.  Assembling and analyzing the data collected in 2016 covering the Amaruq and Meadowbank region will assist in preparing a drill program for 2017 to further investigate the higher potential areas on the new properties.

FINLAND AND SWEDEN

Agnico Eagle’s Kittila mine in Finland is the largest primary gold producer in Europe and hosts the Company’s largest mineral reserves.  Exploration activities continue to expand the mineral resources and studies are underway to evaluate the potential to cost-effectively increase production.

Kittila — Record Annual Production and Mill Throughput

The 100% owned Kittila mine in northern Finland achieved commercial production in 2009.

Kittila Mine - Operating Statistics

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2015
Tonnes of ore milled (thousands of tonnes)	401	377
Tonnes of ore milled per day	4,355	4,100
Gold grade (g/t)	4.84	4.28
Gold production (ounces)	53,337	44,279
Production costs per tonne (EUR)	$80	$77
Minesite costs per tonne (EUR)	$83	$80
Production costs per ounce of gold produced ($ per ounce):	$644	$727
Total cash costs per ounce of gold produced ($ per ounce):	$664	$747

Production costs per tonne in the fourth quarter of 2016 increased when compared to the prior-year period due to higher contractor and mill maintenance costs and timing of unsold inventory.  Production costs per ounce in the fourth quarter of 2016 decreased when compared to the prior-year period due to higher production and timing of unsold inventory.

Minesite costs per tonne in the fourth quarter of 2016 increased when compared to the prior-year period due higher contractor and mill maintenance costs.  Total cash costs per ounce in the fourth quarter of 2016 decreased when compared to the prior-year period due to higher production.

Kittila Mine - Operating Statistics

	Twelve Months Ended December 31, 2016	Twelve Months Ended December 31, 2015
Tonnes of ore milled (thousands of tonnes)	1,667	1,464
Tonnes of ore milled per day	4,554	4,011
Gold grade (g/t)	4.41	4.44
Gold production (ounces)	202,508	177,374
Production costs per tonne (EUR)	$77	$77
Minesite costs per tonne (EUR)	$77	$76
Production costs per ounce of gold produced ($ per ounce):	$701	$711
Total cash costs per ounce of gold produced ($ per ounce):	$699	$709

Production costs per tonne for the full year 2016 were the same when compared to the prior-year period.  Production costs per ounce for the full year 2016 decreased when compared to the prior-year period due to higher production and timing of unsold inventory.

Minesite costs per tonne for the full year 2016 increased when compared to the prior-year period due to higher contractor and mill maintenance costs.  Total cash costs per ounce for the full year 2016 decreased when compared to the prior-year period due to higher production.

The Company is carrying out studies to evaluate the economics of increasing throughput rates at Kittila to 2.0 million tonnes per annum.  This increased mining rate scenario could be supported by the development of the Rimpi and Sisar zones.  Drilling is ongoing to further evaluate the Sisar Zone, where mineralization has now been outlined to a depth of 2.0 kilometres below surface.

Barsele Project — Resources Update & Drilling Extends Central, Avan & Skiråsen Zones

On June 11, 2015, Agnico Eagle acquired a 55% interest in the Barsele project in Sweden.  The Company can earn an additional 15% interest in the project through the completion of a pre-feasibility study.  The Barsele property is known to contain intrusive-hosted gold mineralization (the Central, Avan and Skiråsen zones), which appears to be similar to the Goldex deposit.  The property also hosts gold-rich polymetallic volcanogenic massive sulphide mineralization (the Norra Zone).

In 2016, a total of 85 diamond drill holes were completed for 33,477 metres.  Drilling focused on expanding the mineral resources on the Central, Avan and Skiråsen zones that are now interpreted to be part of the same mineralized system extending over 2.6 kilometres of strike length.  These zones occur within a granodiorite that ranges in width from 200 to 500 metres over a strike length of more than eight kilometres.  Gold is generally associated with arsenopyrite and low base metal content, but also occurs as native metal locally.

In 2016, Agnico Eagle completed an initial mineral resource estimate for the Barsele project that outlined total inferred mineral resources (on a 100% basis) of 1.2 million ounces (21.7 million tonnes grading 1.72 g/t gold).  The mineral resource can be subdivided into open pit inferred mineral resources of 242,000 ounces (7.4 million tonnes grading 1.02 g/t gold) and an underground inferred mineral resource of 960,000 ounces (14.3 million tonnes grading 2.08 g/t gold).

Recent drill results indicate that the gap between the Central and Avan zones may be mineralized.

In 2017, approximately 18,200 metres of drilling (at a budget of $8.8 million) will be carried out with a focus to expand the mineral resources along strike and at depth, and test the gap between the Central and Avan zones.

SOUTHERN BUSINESS REVIEW

Agnico Eagle’s Southern Business operations are focused in Mexico.  These operations have been the source of growing precious metals production (gold and silver), stable operating costs and strong free cash flow since 2009.  In the fourth quarter of 2016, the Mexican operations established a new quarterly record for silver production of approximately 829,000 ounces.

Pinos Altos — Strong Performance Driven by Record Annual Silver Production

The 100% owned Pinos Altos mine in northern Mexico achieved commercial production in November 2009.

Pinos Altos Mine - Operating Statistics

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2015
Tonnes of ore processed (thousands of tonnes)	556	600
Tonnes of ore processed per day	6,050	6,529
Gold grade (g/t)	2.70	2.53
Gold production (ounces)	46,685	44,496
Production costs per tonne (USD)	$48	$41
Minesite costs per tonne (USD)	$51	$44
Production costs per ounce of gold produced ($ per ounce):	$567	$547
Total cash costs per ounce of gold produced ($ per ounce):	$390	$417

Production costs per tonne in the fourth quarter of 2016 increased when compared to the prior-year period due to lower throughput, higher consumable costs (energy), variations in the proportion of heap leach ore to milled ore and open pit ore to underground ore, routine fluctuations in the waste to ore stripping ratio in the open pit mines and timing of unsold inventory.  Production costs per ounce in the fourth quarter of 2016 increased when compared to the prior-year period due to the reasons described above.

Minesite costs per tonne in the fourth quarter of 2016 increased when compared to the prior-year period due to lower throughput, higher consumable costs (energy), variations in the proportion of heap leach ore to milled ore and open pit ore to underground ore and routine fluctuations in the waste to ore stripping ratio in the open pit mines.  Total cash costs per ounce in the fourth quarter of 2016 decreased when compared to the prior-year period due to higher gold and silver production and favourable foreign exchange rates.

Pinos Altos Mine - Operating Statistics

	Twelve Months Ended December 31, 2016	Twelve Months Ended December 31, 2015
Tonnes of ore processed (thousands of tonnes)	2,260	2,378
Tonnes of ore processed per day	6,175	6,516
Gold grade (g/t)	2.78	2.68
Gold production (ounces)	192,772	192,974
Production costs per tonne (USD)	$51	$44
Minesite costs per tonne (USD)	$49	$45
Production costs per ounce of gold produced ($ per ounce):	$594	$545
Total cash costs per ounce of gold produced ($ per ounce):	$356	$387

Production costs per tonne for the full year 2016 increased when compared to the prior-year period due to lower throughput, higher consumable costs (energy), variations in the proportion of heap leach ore to milled ore and open pit ore to underground ore, routine fluctuations in the waste to ore stripping ratio in the open pit mines and timing of unsold inventory.  Production costs per ounce for the full year 2016 increased when compared to the prior-year period due to the reasons described above.

Minesite costs per tonne for the full year 2016 increased when compared to the prior-year period due to lower throughput, a lower amount of stripping costs being capitalized, higher consumable costs (energy), variations in the proportion of heap leach ore to milled ore and open pit ore to underground ore and routine fluctuations in the waste to ore stripping ratio in the open pit mines.  Total cash costs per ounce for the full year 2016 decreased when compared to the prior-year period due to higher gold and silver production and favourable foreign exchange rates.

Top soil recovery and earth moving work has commenced on the Phase III heap leach pad.  This work is expected to be finished by the end of the first quarter of 2017.  Plans are being evaluated to divide the pad into two individual cells to facilitate faster stacking.

In 2016, drilling at Pinos Altos successfully replaced the mineral reserves that were mined.  Exploration at the Cerro Colorado Zone outlined additional mineralization on the boundaries of the zone, and further drilling will be carried out in 2017 to evaluate this potential.

Creston Mascota — Exploration at Neighbouring Bravo and Madrono Zones Could Extend Mine Life

The Creston Mascota heap leach has been operating as a satellite operation to the Pinos Altos mine since late 2010.

Creston Mascota deposit at Pinos Altos - Operating Statistics

	Three Months Ended	Three Months Ended
	December 31, 2016	December 31, 2015
Tonnes of ore processed (thousands of tonnes)	524	529
Tonnes of ore processed per day	5,694	5,750
Gold grade (g/t)	1.18	1.23
Gold production (ounces)	11,213	13,933
Production costs per tonne (USD)	$15	$13
Minesite costs per tonne (USD)	$15	$13
Production costs per ounce of gold produced ($ per ounce):	$707	$507
Total cash costs per ounce of gold produced ($ per ounce):	$649	$445

Production costs per tonne in the fourth quarter of 2016 increased when compared to the prior-year period due to lower tonnes processed, higher re-handling costs and timing of unsold inventory.  Production costs per ounce in the fourth quarter of 2016 increased when compared to the prior-year period due to lower production and the reasons described above.

Minesite costs per tonne in the fourth quarter of 2016 increased when compared to the prior-year period due to lower tonnes processed and higher re-handling costs.  Total cash costs per ounce in the fourth quarter of 2016 increased when compared to the prior-year period due to reasons described above.

Creston Mascota deposit at Pinos Altos - Operating Statistics

	Twelve Months Ended	Twelve Months Ended
	December 31, 2016	December 31, 2015
Tonnes of ore processed (thousands of tonnes)	2,119	2,099
Tonnes of ore processed per day	5,790	5,750
Gold grade (g/t)	1.12	1.34
Gold production (ounces)	47,296	54,703
Production costs per tonne (USD)	$13	$13
Minesite costs per tonne (USD)	$13	$12
Production costs per ounce of gold produced ($ per ounce):	$578	$480
Total cash costs per ounce of gold produced ($ per ounce):	$516	$430

Production costs per tonne for the full year 2016 were the same when compared to the prior-year period.  Production costs per ounce for the full year 2016 increased when compared to the prior-year period due to lower production and timing of unsold inventory.

Minesite costs per tonne for the full year 2016 increased when compared to the prior-year period due to higher re-handling costs.  Total cash costs per ounce for the full year 2016 increased when compared to the prior-year period due to lower production.

In the fourth quarter of 2016, work on the Phase IV leach pad was completed with stacking of material expected to begin in the first quarter of 2017.

Exploration drilling in 2016 yielded favorable results from the Bravo and Madrono zones, which are both located close to the Creston Mascota open pit.  Highlights from recent drilling at the Bravo Zone include: 6.1 metres grading 8.8 g/t gold and 106 g/t silver in hole BRV-16-086; 9.8 metres grading 4.5 g/t gold and 75 g/t silver in hole BRV-16-120; and 11.1 metres grading 7.9 g/t gold and 282 g/t silver in hole BRV-16-133.

Highlights from recent drilling at the Madrono Zone include: 19.2 metres grading 2.2 g/t gold and 17 g/t silver in hole MAD-16-035; and 5.1 metres grading 2.0 g/t gold and 4.7 g/t silver in hole MAD-16-034.

Selected recent drill results from the Bravo and Madrono zones and the collar coordinates are set out in the table below.  Hole locations are also shown on the Creston Mascota Plan map.  All intercepts reported for the Bravo and Madrono zones show uncapped grades over estimated true widths.

Recent exploration drill results Bravo and Madrono zones

Drill hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Silver grade (g/t) (uncapped)
BRV-16-077	Bravo	63.7	81.8	85	13.9	7.3	166.0
BRV-16-078	Bravo	68.3	80.8	83	9.6	4.5	166.1
BRV-16-086	Bravo	84.2	92.1	109	6.1	8.8	105.7
BRV-16-104	Bravo	24.5	31.5	38	5.4	1.5	27.0
and		67.5	81.1	95	10.5	2.2	29.9
BRV-16-120	Bravo	65.3	78.2	83	9.8	4.5	74.8
BRV-16-122	Bravo	66.9	78.5	87	8.9	11.9	149.4
BRV-16-133	Bravo	59.3	64.0	70	3.6	0.7	1.8
and		69.1	83.6	79	11.1	7.9	282.2
including		79.0	83.6	86	3.5	19.6	642.8
MAD-16-034	Madroño	63.2	70.0	70	4.8	0.7	11.6
and		79.5	85.5	92	4.2	0.4	3.5
and		212.3	219.5	211	5.1	2.0	4.7
MAD-16-035	Madroño	80.9	108.0	100	19.2	2.2	17.1
and		146.4	150.9	120	3.2	0.3	1.7
and		223.2	237.3	235	9.9	9.9	8.8

Cut-off value 0.30 g/t gold, maximum 3.0-m internal dilution

Bravo and Madrono prospect drill collar coordinates

	Drill collar coordinates*
Drill hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)
BRV-16-077	3135203	760174	1,629	090	-43	111
BRV-16-078	3135151	760165	1,616	088	-48	129
BRV-16-086	3135292	760194	1,651	091	-45	111
BRV-16-104	3135278	760218	1,667	089	-45	144
BRV-16-120	3135181	760175	1,625	088	-44	117
BRV-16-122	3135124	760172	1,611	089	-45	123
BRV-16-133	3135152	760137	1,599	090	-45	123
MAD-16-034	3134992	761464	2,014	359	-43	243
MAD-16-035	3134975	761498	2,045	003	-47	265

*Coordinate System UTM Nad 27 Zone

[Creston Mascota — Local Geology Map]

The Company believes that these two zones could potentially extend the life of the Creston Mascota heap leach facility.  In addition, the Company believes that the Bravo, Madrono and Cubiro zones may have higher grade areas that could potentially provide additional feed to the Pinos Altos mill.  Additional drilling is planned for 2017.

La India — Increased Mineral Reserves and Mineral Resources at Year-End 2016

The La India mine in Sonora, Mexico, located approximately 70 kilometres from the Company’s Pinos Altos mine, achieved commercial production in February 2014.

La India Mine - Operating Statistics

	Three Months Ended December 31, 2016	Three Months Ended December 31, 2015
Tonnes of ore processed (thousands of tonnes)	1,540	1,439
Tonnes of ore processed per day	16,744	15,647
Gold grade (g/t)	0.87	0.84
Gold production (ounces)	28,714	23,432
Production costs per tonne (USD)	$10	$9
Minesite costs per tonne (USD)	$9	$8
Production costs per ounce of gold produced ($ per ounce):	$510	$549
Total cash costs per ounce of gold produced ($ per ounce):	$437	$485

Production costs per tonne in the fourth quarter of 2016 increased when compared to the prior-year period due to higher chemical reagent costs and timing of unsold inventory.  Production costs per ounce in the fourth quarter of 2016 decreased when compared to the prior-year period due to higher production.

Minesite costs per tonne in the fourth quarter of 2016 increased when compared to the prior-year period due to higher chemical reagent costs.  Total cash costs per ounce in the fourth quarter of 2016 decreased when compared to the prior-year period due to higher gold and silver production.

La India Mine - Operating Statistics

	Twelve Months Ended December 31, 2016	Twelve Months Ended December 31, 2015
Tonnes of ore processed (thousands of tonnes)	5,837	5,371
Tonnes of ore processed per day	15,949	14,716
Gold grade (g/t)	0.81	0.95
Gold production (ounces)	115,162	104,362
Production costs per tonne (USD)	$9	$9
Minesite costs per tonne (USD)	$9	$9
Production costs per ounce of gold produced ($ per ounce):	$432	$475
Total cash costs per ounce of gold produced ($ per ounce):	$395	$436

Production costs per tonne for the full year 2016 were the same when compared to the prior-year period.  Production costs per ounce for the full year 2016 decreased when compared to the prior-year period due to higher production and timing of unsold inventory.

Minesite costs per tonne for the full year 2016 were the same when compared to the prior-year period.  Total cash costs per ounce for the full year 2016 decreased when compared to the prior-year period due to higher gold and silver production.

Additional drilling was carried out at La India in 2016, with a focus on extending mineralization in the Main Zone and the La India Zone and conversion of sulfide mineralization into mineral reserves and mineral resources.  The 2016 exploration program resulted in a 18% increase in mineral reserves and a 5% increase in measured and indicated mineral resources.  Further details on the La India mineral reserves and mineral resources are presented in the mineral reserve and mineral resource section of this news release.

Step out drilling in 2016 at the nearby El Realito project also yielded encouraging results.  Additional exploration work is planned at El Realito and the Cerro de Oro areas in 2017.  Geological work is continuing at Los Tubos to also define drill targets for 2017.  With the increased mineral reserves and mineral resources, and potential for future additions at other satellite zones, studies are underway to look at potential expansion options at La India.

El Barqueno — 2016 Program Focused on Infill Drilling and Testing New Targets

Agnico Eagle acquired its 100% interest in the El Barqueno project in November 2014 with the acquisition of Cayden Resources Inc.  The 32,840-hectare property is in the Guachinango gold-silver mining district of Jalisco State in west-central, Mexico, approximately 150 kilometres west of the state capital of Guadalajara.

The El Barqueno project contains a number of known mineralized zones and several prospects.  In 2016, a total of 325 diamond drill holes (74,503 metres) were completed.  Drilling in 2016 was primarily focused on:

•                  Infill drilling on the Azteca-Zapoteca and Pena de Oro zones that allowed the conversion of 301,000 ounces of gold (8.5 million tonnes grading 1.11 g/t gold) into indicated mineral resource category

•                  Testing the recently discovered Socorro Vein, at Olmeca  on an 80 metre by 80 metre drill pattern to produce an initial inferred mineral resource estimate of 135,300 ounces (1.5 million tonnes grading 2.73 g/t gold)

El Barqueno contains a total of 362,000 ounces of gold in inferred mineral resources (7.2 million tonnes grading 1.56 g/t gold), including an initial inferred mineral resource at Olmeca. The significant increase in average grade is due to new Socorro resources and the utilization of a higher cut-off grade, reflecting more conservative assumptions for heap leach recoveries than previously used.  Additional metallurgical test work is ongoing.

[El Barqueno Project — Local Geology Map]

AGNICO EAGLE

El Barqueno Project – Local Geology Map

Pena Blanca
Pena de Oro
Angostura
Olmeca
Azteca-Zapoteca
Legend

Gold and silver grades of recent intercepts from the recently discovered Socorro and Mortero zones in the Olmeca area are set out in the table below and the drill collars are located in the accompanying table as well as on the project geology map.  All intercepts reported for the El Barqueno project show capped or uncapped grades (depending on the zone) over estimated true widths, based on a preliminary geological interpretation that will be updated as new information becomes available with further drilling.

Selected recent exploration drill results from the El Barqueno project

Drill Hole	Zone	From (metres)	To (metres)	Depth of midpoint below surface (metres)	Estimated true width (metres)	Gold grade (g/t) (uncapped)	Gold grade (g/t) (capped)*	Silver grade (g/t) (uncapped)**
OLM-16-022	MORTERO	87.3	133.0	80	39.6	NSV	NA	50.8
OLM-16-026	MORTERO	16.0	66.0	39	41.0	NSV	NA	73.2
including	MORTERO	22.0	25.0	23	2.5	NSV	NA	382.5
OLM-16-066	MORTERO	169.5	189.5	124	16.4	NSV	NA	1,111.1
including	MORTERO	179.3	188.0	127	7.1	NSV	NA	2,469.0
including	MORTERO	179.3	183.5	125	3.4	NSV	NA	4,194.8
OLM-16-003	SOCORRO	123.0	129.0	69	5.2	19.09	11.86	14.1
including	SOCORRO	126.0	128.0	70	1.7	47.95	26.25	33.7
OLM-16-008	SOCORRO	160.0	165.0	96	4.3	2.83		4.8
OLM-16-010	SOCORRO	131.0	145.0	84	12.1	6.97	6.52	4.7
including	SOCORRO	132.0	133.1	81	1.0	40.70	35.00	18.5
including	SOCORRO	137.0	138.0	84	0.9	31.00	31.00	7.2
OLM-16-013	SOCORRO	167.5	179.5	155	6.9	7.29	6.51	13.2
including	SOCORRO	167.5	173.0	152	3.2	15.28	13.59	16.9
OLM-16-020	SOCORRO	65.0	69.0	74	3.3	0.84	0.84	22.4
OLM-16-023	SOCORRO	44.1	48.6	31	3.9	4.12	4.12	9.2
OLM-16-051	SOCORRO	20.4	24.3	15	3.2	3.14	3.14	8.7
OLM-16-054	SOCORRO	40.9	46.0	43	4.2	1.00	1.00	0.4

* Holes at the Socorro vein use a capping factor of 35 g/t gold. Holes at the Mortero vein do not use a capping factor.

** Holes at the Socorro vein use a capping factor of 90 g/t silver, but all reported grades were below this level. Holes at the Mortero vein do not use a capping factor.

El Barqueno project exploration drill hole collar coordinates

	Drill Hole Collar Coordinates*
Drill Hole ID	UTM North	UTM East	Elevation (metres above sea level)	Azimuth (degrees)	Dip (degrees)	Length (metres)

OLM-16-003	560,672	2,280,468	1,384	155	-50.0	488.0
OLM-16-008	561,195	2,280,600	1,392	155	-50.0	323.3
OLM-16-010	561,386	2,280,658	1,402	155	-50.0	286.7
OLM-16-013	560,672	2,280,469	1,383	155	-75.0	396.5
OLM-16-020	560,838	2,280,406	1,352	155	-55.0	183.0
OLM-16-022	558,359	2,279,716	1,585	0	-50.0	146.4
OLM-16-023	561,325	2,280,560	1,372	155	-50.0	164.7
OLM-16-026	558,407	2,279,757	1,549	0	-55.0	454.5
OLM-16-051	561,386	2,280,554	1,374	155	-55.0	175.4
OLM-16-054	561,787	2,280,744	1,403	155	-55.0	160.1
OLM-16-066	558,310	2,279,660	1,635	0	-55.0	364.5

* Coordinate System UTM WGS84 13N Zone

Olmeca Area

In 2016, a total of 40 drill holes (10,653 metres) were completed mainly on Socorro and Mortero veins in the Olmeca area. There are currently two drills on the Olmeca prospect with a third drill expected to be added later in February 2017.

The Socorro Vein has been defined as a 1,600-metre long, east-northeast-striking, and steeply north-dipping, gold-bearing structure that includes high-grade gold values. Initial intercepts from the Socorro Vein were reported by the Company in 2016. The Socorro Vein remains open to the east, to the west and at depth.  Additional drilling is planned in the first half of 2017 to test for extensions to this structure and to test for additional subparallel structures.

The Mortero Vein, located some 2.0 kilometres west of the Socorro Vein, has been delineated over a 300-metre strike length and to a depth of approximately 300 metres. High grade silver values have been found such as in hole OLM16-066 that intersected 1,111 g/t silver over 16.4 metres at 124 metres depth, including 4,195 g/t silver over 3.4 metres at 125 metres depth.  Gold values have generally been low in this part of the system and additional drilling is required at depth to test for a potentially higher grade gold zone. The Mortero Vein is open in all directions with drilling continuing at depth and along strike both to the east and west.

It is unclear whether the Socorro and Mortero veins form part of the same mineralized structure.  The Company believes there is strong potential for additional structures.

Five additional subparallel gold-bearing structures with extensive alteration zones have been located within the Olmeca area through prospecting, and geological mapping as well as soil, rock, and hyperspectral surveys.  Drilling commenced on both the Tierra Blanca and Carmen targets in late 2016 and will continue into the first quarter of 2017.

Cuauhtémoc Area

Drilling will begin in this area shortly, initially with two drills tracing thesouthwest  extent of the Azteca-Zapoteca Zone. A gold-bearing structure has been defined over a length of approximately 2,000 metres from surface mapping.

Additional Target Areas

Approximately 45,000 metres of additional drilling is expected to be completed by the end of 2017 at the El Barqueno project, principally at the Socorro, Mortero, Tierra Blanca, Cuauhtémoc, Peña de Oro, Peña Blanca, San Diego, and El Rayoprospects and in the Tecolote-Tortuga areas, within the south area of the El Barqueno project.  Exploration expenditures in 2017 are expected to total approximately $16.8 million.

While it is too early to estimate the full extent of the mineral resources and the number of deposits with economic potential at El Barqueno, the Company has the experience of developing cost-efficient mining operations in Mexico and increasing their size through successful exploration as well as metallurgical innovation.  This experience will be applied as El Barqueno continues to be explored and studied.

Agnico Eagle believes that El Barqueno ultimately has the potential to be developed into a series of open pits utilizing heap leach and/or mill processing, similar to the Pinos Altos mine.  Conceptual design studies and additional metallurgical testing are ongoing at El Barqueno.

Senior Management Changes

Tim Haldane, Senior Vice-President Operations - USA & Latin America retired in early February this year.  Tim was instrumental in the acquisition and development of the Company’s Mexican mining operations and greatly contributed to the Company’s excellent operating performance.  He will continue to serve the Company as an advisor to senior management.

Additional changes to Agnico Eagle’s senior management team include:

Marc Legault has moved into a new role as Senior Vice-President Operations -USA, Mexico & Latin America.  In this role Marc will manage Agnico Eagle’s Southern Business operations.

Alain Blackburn, Senior Vice-President, Exploration, will now manage the Company’s project evaluation team and work closely with the corporate development team while continuing to be responsible for the exploration group.

Annual General Meeting

Friday, April 28, 2017 at 11:00 am (E.D.T.)
Sheraton Centre Toronto Hotel (Grand Ballroom)

123 Queen Street West
Toronto, ON M5H 2M9

About Agnico Eagle

Agnico Eagle is a senior Canadian gold mining company that has produced precious metals since 1957.  Its eight mines are located in Canada, Finland and Mexico, with exploration and development activities in each of these countries as well as in the United States and Sweden.  The Company and its shareholders have full exposure to gold prices due to its long-standing policy of no forward gold sales.  Agnico Eagle has declared a cash dividend every year since 1983.

Further Information

For further information regarding Agnico Eagle, contact Investor Relations at info@agnicoeagle.com or call (416) 947-1212.

Note Regarding Certain Measures of Performance

This news release discloses certain measures, including “total cash costs per ounce”, “all-in sustaining costs per ounce”, “minesite costs per tonne”, “net debt” and “adjusted net income” that are not standardized measures under IFRS.  These data may not be comparable to data reported by other issuers.  For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS, other than adjusted net income, see “Reconciliation of Non-GAAP Financial Performance Measures” below.  The total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues).  The total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income for by-product revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced.  The total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as the total cash costs per ounce of gold produced on a by-product basis except that no adjustment is made for by-product metal revenues.  Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The total cash costs per ounce of gold produced is intended to provide information about the cash-generating capabilities of the Company’s mining operations.  Management also uses these measures to monitor the performance of the Company’s mining operations.  As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash-generating capabilities at various gold prices.

The Company calculates all-in sustaining costs per ounce of gold produced on a by-product basis as the aggregate of total cash costs per ounce on a by-product basis, sustaining capital expenditures (including capitalized exploration), general and administrative expenses (including stock options) and reclamation expenses, and then dividing by the number of ounces of gold produced.  The all-in sustaining costs per ounce of gold produced on a co-product basis is calculated in the same manner as the all-in sustaining costs per ounce of gold produced on a by-product basis, except that the total cash costs per ounce on a co-product basis are used, meaning no adjustment is made for by-product metal revenues.  All-in sustaining costs per ounce is used to show the full cost of gold production from current operations.  Management is aware that these per ounce measures of performance can be affected by fluctuations in foreign exchange rates and, in the case of total cash costs per ounce of gold produced on a by-product basis, by-product metal prices.  Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS.

Minesite costs per tonne are calculated by adjusting production costs as recorded in the consolidated statements of income for unsold concentrate inventory production costs, and then dividing by tonnes of ore processed.  As the total cash costs per ounce of gold produced can be affected by fluctuations in by-product metal prices and foreign exchange rates, management believes that minesite costs per tonne provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels.  Management also uses this measure to determine the economic viability of mining blocks.  As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne.  Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

Net debt is calculated by adjusting the total of the current portion of long-term debt and non-current long-term debt as recorded on the consolidated balance sheet for deferred financing costs, cash and cash equivalents and short-term investments.  Management uses net debt to determine the overall debt position and to evaluate future debt capacity of the Company.

Adjusted net income is calculated by adjusting the basic net income per share as recorded in the consolidated statements of income for foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments.  Management uses adjusted net income to evaluate the underlying operating performance of the Company and to assist with the planning and forecasting of future operating results.  Management believes that adjusted net income is a useful measure of performance because foreign currency translation gains and losses, mark-to-market adjustments, non-recurring gains and losses and unrealized gains and losses on financial instruments do not reflect the underlying operating performance of the Company and may not be indicative of future operating results.

Management also performs sensitivity analyses in order to quantify the effects of fluctuating foreign exchange rates and metal prices.  This news release also contains information as to estimated future total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne.  The estimates are based upon the total cash costs per ounce, all-in sustaining costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at its mines and projects and, consistent with the reconciliation of these actual costs referred to above, do not include production costs attributable to accretion expense and other asset retirement costs, which will vary over time as each project is developed and mined.  It is therefore not practicable to reconcile these forward-looking non-GAAP financial measures to the most comparable IFRS measure.

Forward-Looking Statements

The information in this news release has been prepared as at February 15, 2017.  Certain statements contained in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” under the provisions of Canadian provincial securities laws and are referred to herein as “forward-looking statements”.  When used in this news release, the words “anticipate”, “could”, “estimate”, “expect”, “forecast”, “future”, “plan”, “possible”, “potential”, “will” and similar expressions are intended to identify forward-looking statements.  Such statements include, without limitation: the Company’s forward-looking production guidance, including estimated ore grades, project timelines, drilling results, metal production, life of mine estimates, total cash costs per ounce, all-in sustaining costs per ounce, minesite costs per tonne, other expenses and cash flows; the estimated timing and conclusions of technical reports and other studies; the methods by which ore will be extracted or processed; statements concerning the Company’s plans to build operations at Meliadine, Amaruq and LaRonde Zone 5, including the timing and funding thereof; statements concerning other expansion projects, recovery rates, mill throughput, optimization and projected exploration expenditures, including costs and other estimates upon which such projections are based; statements regarding timing and amounts of capital expenditures and other assumptions; estimates of future mineral reserves, mineral resources, mineral production, optimization efforts and sales; estimates of mine life; estimates of future capital expenditures and other cash needs, and expectations as to the funding thereof; statements as to the projected development of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect to such exploration, development and production; estimates of mineral reserves and mineral resources; statements regarding the Company’s ability to obtain the necessary permits and authorizations in connection with its exploration, development and mining operations and the anticipated timing thereof; statements regarding anticipated future exploration; the anticipated timing of events with respect to the Company’s mine sites and statements regarding the sufficiency of the Company’s cash resources and other statements regarding anticipated trends with respect to the Company’s operations, exploration and the funding thereof.  Such statements reflect the Company’s views as at the date of this news release and are subject to certain risks, uncertainties and assumptions, and undue reliance should not be placed on such statements.  Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  The material factors and assumptions used in the preparation of the forward looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in management’s discussion and analysis (“MD&A”) and the Company’s Annual Information Form (“AIF”) for the year ended December 31, 2015 filed with Canadian securities regulators and that are included in its Annual Report on Form 40-F for the year ended December 31, 2015 (“Form 40-F”) filed with the U.S. Securities and Exchange Commission (the “SEC”) as well as: that there are no significant disruptions affecting operations; that production, permitting, development and expansion at each of

Agnico Eagle’s properties proceeds on a basis consistent with current expectations and plans; that the relevant metal prices, foreign exchange rates and prices for key mining and construction supplies will be consistent with Agnico Eagle’s expectations; that Agnico Eagle’s current estimates of mineral reserves, mineral resources, mineral grades and metal recovery are accurate; that there are no material delays in the timing for completion of ongoing growth projects; that the Company’s current plans to optimize production are successful; and that there are no material variations in the current tax and regulatory environment.  Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward looking statements.  Such risks include, but are not limited to: the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, project development, capital expenditures and other costs; foreign exchange rate fluctuations; financing of additional capital requirements; cost of exploration and development programs; mining risks; community protests; risks associated with foreign operations; the unfavorable outcome of litigation involving the Partnership; governmental and environmental regulation; the volatility of the Company’s stock price; and risks associated with the Company’s currency, fuel and by-product metal derivative strategies.  For a more detailed discussion of such risks and other factors that may affect the Company’s ability to achieve the expectations set forth in the forward-looking statements contained in this news release, see the AIF and MD&A filed on SEDAR at www.sedar.com and included in the Form 40-F filed on EDGAR at www.sec.gov, as well as the Company’s other filings with the Canadian securities regulators and the SEC.  Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Notes to Investors Regarding the Use of Mineral Resources

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

This news release uses the terms “measured mineral resources” and “indicated mineral resources”.  Investors are advised that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

This news release also uses the term “inferred mineral resources”.  Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

Scientific and Technical Data

The scientific and technical information contained in this news release relating to Quebec operations has been approved by Christian Provencher, Eng., Vice-President, Canada; relating to Nunavut operations has been approved by Dominique Girard, Eng., Vice-President, Nunavut Operations; relating to the Finland operations has been approved by Francis Brunet, Eng., Corporate Director Mining; relating to Southern Business operations has been approved by Carol Plummer, Eng., Vice-President, Project Development, Southern Business; and relating to exploration has been approved by Alain Blackburn, Eng., Senior Vice-President, Exploration and Guy Gosselin, Eng. and P.Geo., Vice-President, Exploration.  Each of them is a “Qualified Person” for the purposes of NI 43-101.

The scientific and technical information relating to Agnico Eagle’s mineral reserves and mineral resources contained herein (other than the Canadian Malartic mine) has been approved by Daniel Doucet, Eng., Senior Corporate Director, Reserve Development; and relating to mineral reserves and mineral resources at the Canadian Malartic mine contained herein has been approved by Donald Gervais, P.Geo., Director of Technical Services at CMC.  Each of them is a “Qualified Person” for the purposes of NI 43-101.

AGNICO EAGLE MINES LIMITED DETAILED MINERAL RESERVES AND RESOURCES DATA

As of December 31, 2016

OPERATIONS	MINERAL RESERVES

		PROVEN			PROBABLE			PROVEN & PROBABLE
GOLD	OWNERSHIP	000 tonnes	g/t	000 oz Au	000 tonnes	g/t	000 oz Au	000 tonnes	g/t	000 oz Au
LaRonde (underground)	100%	5,833	4.91	921	11,758	5.64	2,132	17,591	5.40	3,053
LaRonde Zone 5 (underground)	100%	2,836	2.12	194	3,429	2.08	230	6,265	2.10	423
Canadian Malartic (open pit)	50%	25,560	0.95	785	76,274	1.13	2,764	101,834	1.08	3,548
Goldex (underground)	100%	294	1.47	14	16,507	1.64	872	16,801	1.64	886
Akasaba West (open pit)	100%	—	—	—	4,942	0.89	142	4,942	0.89	142
Lapa (underground)	100%	259	4.58	38	—	—	—	259	4.58	38
Meadowbank (open pit)	100%	1,704	1.75	96	6,515	2.94	615	8,219	2.69	711
Meliadine (open pit)		34	7.31	8	4,001	5.00	644	4,035	5.02	652
Meliadine (underground)		—	—	—	10,494	8.20	2,766	10,494	8.20	2,766
Meliadine Total	100%	34	7.31	8	14,495	7.32	3,410	14,529	7.32	3,417
Upper Beaver (underground)	50%	—	—	—	3,996	5.43	698	3,996	5.43	698
Kittila (underground)	100%	1,148	4.19	155	28,907	4.65	4,325	30,055	4.64	4,479
Pinos Altos (open pit)		180	0.85	5	2,525	2.07	168	2,705	1.99	173
Pinos Altos (underground)		3,331	2.79	299	11,364	2.61	953	14,696	2.65	1,251
Pinos Altos Total	100%	3,512	2.69	304	13,889	2.51	1,120	17,401	2.55	1,424
Creston Mascota (open pit)	100%	65	0.94	2	2,426	1.29	100	2,491	1.28	102
La India (open pit)	100%	213	0.61	4	43,756	0.72	1,016	43,969	0.72	1,020
Total		41,458	1.89	2,520	226,895	2.39	17,423	268,353	2.31	19,943

SILVER	OWNERSHIP	000 tonnes	g/t	000 oz Ag	000 tonnes	g/t	000 oz Ag	000 tonnes	g/t	000 oz Ag
LaRonde (underground)	100%	5,833	18.31	3,434	11,758	19.56	7,393	17,591	19.14	10,827
Pinos Altos (open pit)		180	67.77	393	2,525	59.81	4,856	2,705	60.34	5,249
Pinos Altos (underground)		3,331	75.26	8,061	11,364	67.92	24,817	14,696	69.59	32,878
Pinos Altos Total	100%	3,512	74.88	8,454	13,889	66.45	29,673	17,401	68.15	38,127
Creston Mascota (open pit)	100%	65	8.07	17	2,426	11.44	892	2,491	11.35	909
La India (open pit)	100%	213	14.67	100	43,756	2.57	3,615	43,969	2.63	3,716
Total		—	—	12,006	—	—	41,573	—	—	53,579

COPPER	OWNERSHIP	000 tonnes	%	tonnes Cu	000 tonnes	%	tonnes Cu	000 tonnes	%	tonnes Cu
LaRonde (underground)	100%	5,833	0.24	13,736	11,758	0.24	28,589	17,591	0.24	42,325
Akasaba West (open pit)	100%	—	—	—	4,942	0.50	24,851	4,942	0.50	24,851
Upper Beaver (underground)	50%	—	—	—	3,996	0.25	9,990
Total		—	—	13,736	—	—	63,430	—	—	77,166

ZINC	OWNERSHIP	000 tonnes	%	tonnes Zn	000 tonnes	%	tonnes Zn	000 tonnes	%	tonnes Zn
LaRonde (underground)	100%	5,833	0.41	23,706	11,758	1.10	128,864	17,591	0.87	152,569
Total		—	—	23,706	—	—	128,864	—	—	152,569

OPERATIONS	MINERAL RESOURCES

		MEASURED			INDICATED			MEASURED AND INDICATED			INFERRED
GOLD	OWNERSHIP	000 tonnes	g/t	000 oz Au	000 tonnes	g/t	000 oz Au	000 tonnes	g/t	000 oz Au	000 tonnes	g/t	000 oz Au
LaRonde (underground)	100%	—	—	—	5,688	3.27	598	5,688	3.27	598	7,701	6.68	1,655
LaRonde Zone 5 (underground)	100%	—	—	—	8,897	2.49	712	8,897	2.49	712	2,873	5.28	488
Ellison (underground)	100%	—	—	—	653	3.25	68	653	3.25	68	2,346	3.41	257
Canadian Malartic (open pit)	50%	2,001	1.34	86	11,121	1.56	559	13,122	1.53	644	4,599	1.46	216
Odyssey (underground)	50%	—	—	—	—	—	—	—	—	—	10,343	2.15	714
Goldex (underground)	100%	12,360	1.86	739	17,949	1.80	1,038	30,309	1.82	1,777	21,882	1.60	1,129
Akasaba West (open pit)	100%	—	—	—	2,484	0.66	53	2,484	0.66	53	—	—	—
Lapa (underground)	100%	85	5.29	14	693	4.09	91	778	4.22	105	652	7.55	158
Zulapa (open pit)	100%	—	—	—	—	—	—	—	—	—	391	3.14	39
Swanson (open pit)	100%	—	—	—	504	1.93	31	504	1.93	31	—	—	—
Meadowbank (open pit)	100%	587	1.00	19	3,099	2.28	227	3,686	2.07	246	1,142	3.13	115
Amaruq (open pit)		—	—	—	16,925	3.88	2,109	16,925	3.88	2,109	4,931	4.81	763
Amaruq (underground)		—	—	—	—	—	—	—	—	—	6,814	6.22	1,362
Amaruq Total	100%	—	—	—	16,925	3.88	2,109	16,925	3.88	2,109	11,745	5.63	2,125
Meliadine (open pit)		—	—	—	7,867	4.24	1,072	7,867	4.24	1,072	1,054	5.35	181
Meliadine (underground)		—	—	—	12,911	5.38	2,234	12,911	5.38	2,234	13,656	7.68	3,371
Meliadine Total	100%	—	—	—	20,778	4.95	3,306	20,778	4.95	3,306	14,710	7.51	3,552
Hammond Reef (open pit)	50%	82,831	0.70	1,862	21,377	0.57	389	104,208	0.67	2,251	251	0.74	6
Upper Beaver (underground)	50%	—	—	—	1,818	3.45	202	1,818	3.45	202	4,344	5.07	708
AK (underground)	50%	—	—	—	634	6.51	133	634	6.51	133	1,187	5.32	203
Anoki/McBean (underground)	50%	—	—	—	934	5.33	160	934	5.33	160	1,263	4.70	191
Kittila (open pit)		—	—	—	229	3.41	25	229	3.41	25	373	3.89	47
Kittila (underground)		1,607	2.45	127	18,885	2.95	1,794	20,492	2.91	1,920	10,686	4.06	1,395
Kittila Total	100%	1,607	2.45	127	19,114	2.96	1,819	20,721	2.92	1,946	11,059	4.05	1,442
Kuotko, Finland (open pit)	100%	—	—	—	—	—	—	—	—	—	396	2.88	37
Kylmäkangas, Finland (underground)	100%	—	—	—	—	—	—	—	—	—	1,896	4.11	250
Barsele, Sweden (open pit)											4,057	1.02	133
Barsele, Sweden (underground)											7,887	2.08	528
Barsele Total	55%										11,944	1.72	661
Pinos Altos (open pit)		—	—	—	236	1.07	8	236	1.07	8	5,984	0.61	117
Pinos Altos (underground)		—	—	—	13,751	1.63	721	13,751	1.63	721	3,241	2.52	262
Pinos Altos Total	100%	—	—	—	13,988	1.62	730	13,988	1.62	730	9,225	1.28	380
Creston Mascota (open pit)	100%	—	—	—	4,292	1.01	139	4,292	1.01	139	1,332	0.72	31
La India (open pit)	100%	11,127	0.24	85	63,081	0.39	783	74,208	0.36	869	92,631	0.38	1,132
El Barqueno (open pit)	100%	—	—	—	8,469	1.11	301	8,469	1.11	301	7,210	1.56	362
Total		110,598	0.82	2,933	222,497	1.88	13,446	333,095	1.53	16,378	221,119	2.23	15,850

SILVER	OWNERSHIP	000 tonnes	g/t	000 oz Ag	000 tonnes	g/t	000 oz Ag	000 tonnes	g/t	000 oz Ag	000 tonnes	g/t	000 oz Ag
LaRonde (underground)	100%	—	—	—	5,688	20.51	3,751	5,688	20.51	3,751	7,701	14.48	3,584
Kylmäkangas, Finland (underground)	100%	—	—	—	—	—	—	—	—	—	1,896	31.11	1,896
Pinos Altos (open pit)		—	—	—	236	20.40	155	236	20.40	155	5,984	20.94	4,029
Pinos Altos (underground)		—	—	—	13,751	40.57	17,935	13,751	40.57	17,935	3,241	41.87	4,363
Pinos Altos Total	100%	—	—	—	13,988	40.22	18,090	13,988	40.22	18,090	9,225	28.30	8,392
Creston Mascota (open pit)	100%	—	—	—	4,292	16.98	2,343	4,292	16.98	2,343	1,332	11.54	494
La India (open pit)	100%	11,127	2.37	847	63,081	0.70	1,421	74,208	0.95	2,267	92,631	0.39	1,153
El Barqueno (open pit)	100%	—	—	—	8,469	4.35	1,183	8,469	4.35	1,183	7,210	4.50	1,043
Total		—	—	847	—	—	26,787	—	—	27,634	—	—	16,561

COPPER	OWNERSHIP	000 tonnes	%	tonnes Cu	000 tonnes	%	tonnes Cu	000 tonnes	%	tonnes Cu	000 tonnes	%	tonnes Cu
LaRonde (underground)	100%	—	—	—	5,688	0.21	11,676	5,688	0.21	11,676	7,701	0.25	19,589
Akasaba West (open pit)	100%	—	—	—	2,484	0.40	9,941	2,484	0.40	9,941	—	—	—
Upper Beaver (underground)	50%	—	—	—	1,818	0.14	2,567	1,818	0.14	2,567	4,344	0.20	8,642
Total		—	—	—	—	—	24,184	—	—	24,184	—	—	28,231

ZINC	OWNERSHIP	000 tonnes	%	tonnes Zn	000 tonnes	%	tonnes Zn	000 tonnes	%	tonnes Zn	000 tonnes	%	tonnes Zn
LaRonde (underground)	100%	—	—	—	5,688	0.93	52,850	5,688	0.93	52,850	7,701	0.60	46,358
Total		—	—	—	—	—	52,850	—	—	52,850	—	—	46,358

Mineral reserves are not a subset of mineral resources. Tonnage amounts and contained metal amounts presented in this table have been rounded to the nearest thousand, so aggregate amounts may differ from column totals.

Cautionary Note To U.S. Investors - The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  Agnico Eagle reports mineral reserve and mineral resource estimates in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum Best Practice Guidelines for Exploration and Best Practice Guidelines for Estimation of Mineral Resources and Mineral Reserves, in accordance with NI 43-101.  These standards are similar to those used by the SEC’s Industry Guide No. 7, as interpreted by Staff at the SEC (“Guide 7”).  However, the definitions in NI 43-101 differ in certain respects from those under Guide 7.  Accordingly, mineral reserve information contained herein may not be comparable to similar information disclosed by U.S. companies.  Under the requirements of the SEC, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.  A “final” or “bankable” feasibility study is required to meet the requirements to designate mineral reserves under Industry Guide 7.  Agnico Eagle uses certain terms in this news release, such as “measured”, “indicated”, “inferred” and “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.

In prior periods, mineral reserves for all properties were typically estimated using historic three-year average metals prices and foreign exchange rates in accordance with the SEC guidelines.  These guidelines require the use of prices that reflect current economic conditions at the time of mineral reserve determination, which the Staff of the SEC has interpreted to mean historic three-year average prices.  Given the current commodity price environment, Agnico Eagle has decided to use price assumptions that are below the three-year averages.

The assumptions used for the December 2016 mineral reserves estimate at all longer life mines and advanced projects reported by the Company (other than the Meliadine project, the Canadian Malartic mine and the Upper Beaver project) were $1,150 per ounce gold, $16.50 per ounce silver, $0.95 per pound zinc, $2.15 per pound copper and foreign exchange rates of C$1.20 per $1.00, 16.00 Mexican pesos per $1.00 and $1.15 per €1.00 for all mines and projects other than the Lapa and Meadowbank mines in Canada, and the Creston Mascota mine and Santo Niño pit at the Pinos Altos mine in Mexico; due to the shorter remaining mine life for the Lapa and Meadowbank mines in Canada, and the Creston Mascota mine and Santo Niño pit at the Pinos Altos mine in Mexico, the foreign exchange rates used were C$1.30 per $1.00 and 16.00 Mexican pesos per $1.00 (other assumptions unchanged).  At the Meliadine project, the same assumptions at December 2015 were used to estimate the December 2016 mineral reserves, which were $1,100 per ounce gold and an foreign exchange rate of C$1.16 per $1.00.

The Canadian Malartic General Partnership (the “Partnership”), owned by Agnico Eagle (50%) and Yamana Gold Inc. (“Yamana”) (50%), which owns and operates the Canadian Malartic mine, and the Canadian Malartic Corporation (“CMC”), owned by Agnico Eagle (50%) and Yamana (50%), which owns and manages the Upper Beaver project in Kirkland Lake, have estimated the December 2016 mineral reserves of the Canadian Malartic mine and the Upper Beaver project using the following assumptions: $1,200 per ounce gold; a cut-off grade at the Canadian Malartic mine between 0.33 g/t and 0.37 g/t gold (depending on the deposit); a C$125/tonne net smelter return (NSR) for the Upper Beaver project; and an foreign exchange rate of C$1.25 per $1.00.

NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.

A mineral reserve is the economically mineable part of a measured and/or indicated mineral resource.  It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of modifying factors.  Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified.  The mineral reserves presented in this news release are separate from and not a portion of the mineral resources.

Modifying factors are considerations used to convert mineral resources to mineral reserves.  These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors.

A proven mineral reserve is the economically mineable part of a measured mineral resource.  A proven mineral reserve implies a high degree of confidence in the modifying factors.  A probable mineral reserve is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource.  The confidence in the modifying factors applying to a probable mineral reserve is lower than that applying to a proven mineral reserve.

A mineral resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction.  The location, quantity, grade or quality, continuity and other geological characteristics of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling.

A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of modifying factors to support detailed mine planning and final evaluation of the economic viability of the deposit.  Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation.  An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of modifying factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit.  Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation.  An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling.  Geological evidence is sufficient to imply but not verify geological and grade or quality continuity.

Investors are cautioned not to assume that part or all of an inferred mineral resource exists, or is economically or legally mineable.

A feasibility study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable modifying factors, together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate, at the time of reporting, that extraction is reasonably justified (economically mineable).  The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project.  The confidence level of the study will be higher than that of a pre-feasibility study.

Additional Information

Additional information about each of the mineral projects that is required by NI 43-101, sections 3.2 and 3.3 and paragraphs 3.4(a), (c) and (d) can be found in Technical Reports, which may be found at www.sedar.com.  Other important operating information can be found in the Company’s AIF, MD&A and Form 40-F.

Property/Project name and location	Date of most recent Technical Report (NI 43-101) filed on SEDAR
LaRonde, Bousquet &	March 23, 2005
Ellison, Quebec, Canada
Canadian Malartic, Quebec, Canada	June 16, 2014
Kittila, Kuotko and	March 4, 2010
Kylmakangas, Finland
Meadowbank, Nunavut, Canada	February 15, 2012
Goldex, Quebec, Canada	October 14, 2012
Lapa, Quebec, Canada	June 8, 2006
Meliadine, Nunavut, Canada	February 11, 2015
Hammond Reef, Ontario, Canada	July 2, 2013
Upper Beaver (Kirkland Lake property), Ontario, Canada	November 5, 2012
Pinos Altos and Creston Mascota, Mexico	March 25, 2009
La India, Mexico	August 31, 2012

AGNICO EAGLE MINES LIMITED

SUMMARY OF OPERATIONS KEY PERFORMANCE INDICATORS

(thousands of United States dollars, except where noted)

(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015

Operating margin(i) by mine:
Northern Business
LaRonde mine	$44,058	$50,667	$208,684	$145,924
Lapa mine	3,762	12,363	39,186	52,214
Goldex mine	13,506	17,108	86,420	72,567
Meadowbank mine	50,807	64,664	165,060	216,334
Canadian Malartic mine(ii)	40,430	38,059	188,285	161,807
Kittila mine	27,596	15,174	110,475	80,262
Southern Business
Pinos Altos mine	34,909	29,327	179,820	145,734
Creston Mascota deposit at Pinos Altos	6,470	9,919	35,626	40,194
La India mine	22,560	15,832	92,784	75,101
Total operating margin(i)	244,098	253,113	1,106,340	990,137
Gain on impairment reversal	(120,161)	—	(120,161)	—
Amortization of property, plant and mine development	151,399	157,129	613,160	608,609
Exploration, corporate and other	97,447	76,963	344,880	298,900
Income before income and mining taxes	115,413	19,021	268,461	82,628
Income and mining taxes	52,759	34,558	109,637	58,045
Net income (loss) for the period	$62,654	$(15,537)	$158,824	$24,583
Net income (loss) per share — basic (US$)	$0.28	$(0.07)	$0.71	$0.11
Net income (loss) per share — diluted (US$)	$0.28	$(0.07)	$0.70	$0.11
Cash flows:
Cash provided by operating activities	$120,601	$140,747	$778,617	$616,238
Cash used in investing activities	$(180,543)	$(115,786)	$(553,490)	$(374,519)
Cash (used in) provided by financing activities	$(19,360)	$(100,460)	$190,386	$(280,760)
Realized prices (US$):
Gold (per ounce)	$1,196	$1,094	$1,249	$1,156
Silver (per ounce)	$16.76	$14.56	$17.28	$15.63
Zinc (per tonne)	$2,346	$1,602	$2,047	$1,875
Copper (per tonne)	$5,578	$4,568	$4,827	$5,023
Payable production(iii):
Gold (ounces):
Northern Business
LaRonde mine	83,508	73,161	305,788	267,921
Lapa mine	14,065	19,929	73,930	90,967
Goldex mine	24,170	27,646	120,704	115,426
Meadowbank mine	94,770	102,580	312,214	381,804
Canadian Malartic mine(ii)	69,971	72,872	292,514	285,809
Kittila mine	53,337	44,279	202,508	177,374
Southern Business
Pinos Altos mine	46,685	44,496	192,772	192,974
Creston Mascota deposit at Pinos Altos	11,213	13,933	47,296	54,703
La India mine	28,714	23,432	115,162	104,362
Total gold (ounces)	426,433	422,328	1,662,888	1,671,340
Silver (thousands of ounces):
Northern Business
LaRonde mine	272	296	988	916
Lapa mine	1	1	5	4
Goldex mine	—	—	1	—
Meadowbank mine	54	29	221	221
Canadian Malartic mine(ii)	80	83	340	300
Kittila mine	3	4	12	11
Southern Business
Pinos Altos mine	642	640	2,505	2,384
Creston Mascota deposit at Pinos Altos	49	50	201	159
La India mine	138	55	486	263
Total silver (thousands of ounces)	1,239	1,158	4,759	4,258
Zinc (tonnes)	1,745	999	4,687	3,501
Copper (tonnes)	944	1,335	4,416	4,941

Payable metal sold:
Gold (ounces):
Northern Business
LaRonde mine	67,803	65,067	293,161	254,529
Lapa mine	14,621	23,278	74,219	90,877
Goldex mine	24,059	27,875	119,894	116,092
Meadowbank mine	85,318	103,667	305,638	385,757
Canadian Malartic mine(ii)(iv)	67,900	71,982	278,194	271,416
Kittila mine	51,687	43,499	202,702	178,936
Southern Business
Pinos Altos mine	43,410	41,418	199,462	186,580
Creston Mascota deposit at Pinos Altos	11,695	14,997	48,312	55,844
La India mine	29,320	25,366	109,283	105,050
Total gold (ounces)	395,813	417,149	1,630,865	1,645,081
Silver (thousands of ounces):
Northern Business
LaRonde mine	257	308	981	958
Lapa mine	1	—	2	—
Goldex mine	—	—	1	—
Meadowbank mine	59	32	222	225
Canadian Malartic mine(ii)(iv)	76	98	312	285
Kittila mine	3	3	11	10
Southern Business
Pinos Altos mine	598	607	2,587	2,289
Creston Mascota deposit at Pinos Altos	59	49	193	156
La India mine	151	56	452	261
Total silver (thousands of ounces)	1,204	1,153	4,761	4,184
Zinc (tonnes)	902	949	3,554	3,596
Copper (tonnes)	1,001	1,354	4,522	4,947

Total cash costs per ounce of gold produced - co-product basis (US$)(v):
Northern Business
LaRonde mine	$589	$668	$668	$760
Lapa mine	935	622	732	591
Goldex mine	657	513	532	538
Meadowbank mine	589	530	727	623
Canadian Malartic mine(ii)	655	623	626	613
Kittila mine	665	748	700	710
Southern Business
Pinos Altos mine	616	623	585	578
Creston Mascota deposit at Pinos Altos	708	496	588	474
La India mine	515	518	468	475
Weighted average total cash costs per ounce of gold produced	$626	$604	$643	$626

Total cash costs per ounce of gold produced - by-product basis (US$)(v):
Northern Business
LaRonde mine	$405	$510	$501	$590
Lapa mine	935	620	732	590
Goldex mine	657	513	532	538
Meadowbank mine	579	526	715	613
Canadian Malartic mine(ii)	634	606	606	596
Kittila mine	664	747	699	709
Southern Business
Pinos Altos mine	390	417	356	387
Creston Mascota deposit at Pinos Altos	649	445	516	430
La India mine	437	485	395	436
Weighted average total cash costs per ounce of gold produced	$552	$547	$573	$567

Notes:

(i)             Operating margin is calculated as revenues from mining operations less production costs.

(ii)          On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of a statutory plan of arrangement (the “Arrangement”). As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of CMC and the Partnership, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company’s 50.0% interest in the Canadian Malartic mine.

(iii)       Payable production (a non-GAAP non-financial performance measure) is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventories at the end of the period.

(iv)      The Canadian Malartic mine’s payable metal sold excludes the 5.0% net smelter royalty transferred to Osisko Gold Royalties Ltd., pursuant to the Arrangement.

(v)         Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in theconsolidated statements of income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

AGNICO EAGLE MINES LIMITED
CONSOLIDATED BALANCE SHEETS
(thousands of United States dollars, except share amounts, IFRS basis)
(Unaudited)

	As at December 31, 2016	As at December 31, 2015

ASSETS
Current assets:
Cash and cash equivalents	$539,974	$124,150
Short-term investments	8,424	7,444
Restricted cash	398	685
Trade receivables	8,185	7,714
Inventories	443,714	461,976
Income taxes recoverable	—	817
Available-for-sale securities	92,310	31,863
Fair value of derivative financial instruments	364	87
Other current assets	136,810	194,689
Total current assets	1,230,179	829,425
Non-current assets:
Restricted cash	764	741
Goodwill	696,809	696,809
Property, plant and mine development	5,106,036	5,088,967
Other assets	74,163	67,238
Total assets	$7,107,951	$6,683,180
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$228,566	$243,786
Reclamation provision	9,193	6,245
Interest payable	14,242	14,526
Income taxes payable	35,070	14,852
Finance lease obligations	5,535	9,589
Current portion of long-term debt	129,896	14,451
Fair value of derivative financial instruments	1,120	8,073
Total current liabilities	423,622	311,522
Non-current liabilities:
Long-term debt	1,072,790	1,118,187
Reclamation provision	265,308	276,299
Deferred income and mining tax liabilities	819,562	802,114
Other liabilities	34,195	34,038
Total liabilities	2,615,477	2,542,160
EQUITY
Common shares:
Outstanding — 225,465,654 common shares issued, less 500,514 shares held in trust	4,987,694	4,707,940
Stock options	179,852	216,232
Contributed surplus	37,254	37,254
Deficit	(744,453)	(823,734)
Accumulated other comprehensive income	32,127	3,328
Total equity	4,492,474	4,141,020
Total liabilities and equity	$7,107,951	$6,683,180

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(thousands of United States dollars, IFRS basis, except per share amounts)
(Unaudited)

	Three Months Ended December 31,		Year Ended December 31,
	2016	2015	2016	2015
REVENUES
Revenues from mining operations	$499,210	$482,932	$2,138,232	$1,985,432
COSTS, EXPENSES AND OTHER INCOME
Productional(i)	255,112	229,819	1,031,892	995,295
Exploration and corporate development	35,846	26,001	146,978	110,353
Amortization of property, plant and mine development	151,399	157,129	613,160	608,609
General and administrative	32,147	22,505	102,781	96,973
Impairment loss on available-for-sale securities	—	3,929	—	12,035
Finance costs	19,795	17,887	74,641	75,228
(Gain) loss on derivative financial instruments	(9)	3,318	(9,468)	19,608
Gain on sale of available-for-sale securities	—	(1)	(3,500)	(24,600)
Environmental remediation	(1,597)	1,666	4,058	2,003
Gain on impairment reversal	(120,161)	—	(120,161)	—
Foreign currency translation (gain) loss	(1,661)	1,281	13,157	(4,728)
Other expenses	12,926	377	16,233	12,028
Income before income and mining taxes	115,413	19,021	268,461	82,628
Income and mining taxes expense	52,759	34,558	109,637	58,045
Net income (loss) for the period	$62,654	$(15,537)	$158,824	$24,583
Net income (loss) per share -basic	$0.28	$(0.07)	$0.71	$0.11
Net income (loss) per share - diluted	$0.28	$(0.07)	$0.70	$0.11
Weighted average number of common shares outstanding (in thousands):
Basic	224,785	217,484	222,737	216,168
Diluted	227,444	217,484	225,754	217,101

Note:

(i) Exclusive of amortization, which is shown separately.

AGNICO EAGLE MINES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(thousands of United States dollars, IFRS basis)
(Unaudited)

	Three Months Ended December 31.		Year Ended December 31,
	2016	2015	2016	2015
OPERATING ACTIVITIES
Net income (loss) for the period	$62,654	$(15,537)	$158,824	$24,583
Add (deduct) items not affecting cash:
Amortization of property, plant and mine development	151,399	157,129	613,160	608,609
Deferred income and mining taxes	9,678	(36,853)	7,609	6,550
Gain on sale of available-for-sale securities	—	(1)	(3,500)	(24,600)
Stock-based compensation	8,731	7,045	33,804	35,822
Impairment loss on available-for-sale securities	—	3,929	—	12,035
Gain on impairment reversal	(120,161)	—	(120,161)	—
Foreign currency translation (gain) loss	(1,661)	1,281	13,157	(4,728)
Other	10,413	(3,862)	14,012	3,145
Adjustment for settlement of reclamation provision	(788)	(533)	(2,719)	(1385)
Changes in non-cash working capital balances:
Trade receivables	(286)	(1,815)	(471)	52,019
Income taxes	26,433	64,315	28,082	(2,333)
Inventories	(12)	8,928	20,355	(40,547)
Other current assets	32,583	(25,322)	53,009	(74,106)
Accounts payable and accrued liabilities	(46,950)	(11,348)	(35,408)	20,464
Interest payable	(11,432)	(6,609)	(1,136)	710
Cash provided by operating activities	120,601	140,747	778,617	616,238

INVESTING ACTIVITIES
Additions to property, plant and mine development	(166,567)	(132,958)	(516,050)	(449,758)
Acquisitions, net of cash and cash equivalents acquired	—	—	(12,434)	(12,983)
Net sales (purchases) of short-term investments	378	(1,300)	(980)	(2,823)
Net proceeds from sale of available-for-sale securities and other investments	—	40	9,461	61,075
Purchases of available-for-sale securities and other investments	(14,408)	(382)	(33,774)	(19,815)
Decrease in restricted cash	54	18,814	287	49,785
Cash used in investing activities	(180,543)	(115,786)	(553,490)	(374,519)

FINANCING ACTIVITIES
Dividends paid	(20,281)	(14,940)	(71,375)	(59,512)
Repayment of finance lease obligations	(2,375)	(6,122)	(10,004)	(23,657)
Proceeds from long-term debt	—	111,000	125,000	436,000
Repayment of long-term debt	—	(196,000)	(405,374)	(697,086)
Notes issuance	—	—	350,000	50,000
Long-term debt financing	(920)	(196)	(3,415)	(1,689)
Repurchase of common shares for stock-based compensation plans	(34)	—	(15,576)	(11,899)
Proceeds on exercise of stock options	1,552	3,662	192,103	17,672
Common shares issued	2,698	2,136	29,027	9,411
Cash (used in) provided by financing activities	(19,360)	(100,460)	190,386	(280,760)
Effect of exchange rate changes on cash and cash equivalents	715	(2,315)	311	(14,346)
Net (decrease) increase in cash and cash equivalents during the period	(78,587)	(77,814)	415,824	(53,387)
Cash and cash equivalents, beginning of period	618,561	201,964	124,150	177,537
Cash and cash equivalents, end of period	$539,974	$124,150	$539,974	$124,150

SUPPLEMENTAL CASH FLOW INFORMATION
Interest paid	$31,353	$23,158	$71,401	$69,414
Income and mining taxes paid	$20,681	$33,756	$105,184	$81,112

AGNICO EAGLE MINES LIMITED
RECONCILIATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

(thousands of United States dollars, except where noted)
(Unaudited)

Total Production Costs by Mine

(thousands of United States dollars)

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015

LaRonde mine	$44,056	$32,041	$179,496	$172,283
Lapa mine	13,233	12,652	52,974	52,571
Goldex mine	15,284	13,378	63,310	61,278
Meadowbank mine	52,246	49,177	218,963	230,564
Canadian Malartic mine(i)	46,930	46,093	183,635	171,473
Kittila mine	34,352	32,203	141,871	126,095
Pinos Altos mine	26,450	24,351	114,557	105,175
Creston Mascota deposit at Pinos Altos	7,923	7,070	27,341	26,278
La India mine	14,638	12,854	49,745	49,578
Production costs per the consolidated statements of income (loss)	$255,112	$229,819	$1,031,892	$995,295

Reconciliation of Production Costs to Per Ounce of Gold Produced Metrics(ii) by Mine and Reconciliation of Production Costs to Per Tonne Metrics(iii) by Mine

(thousands of United States dollars, except as noted)

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
LaRonde Mine	December 31, 2016		December 31, 2015		December 31, 2016		December 31, 2015
Per Ounce of Gold Produced Metrics(ii)	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		83,508		73,161		305,788		267,921

Production costs	$44,056	$528	$32,041	$438	$179,496	$587	$172,283	$643
Inventory and other adjustments(iv )	5,171	61	16,847	230	24,914	81	31,417	117
Cash operating costs (co-product basis)	$49,227	$589	$48,888	$668	$204,410	$668	$203,700	$760
By-product metal revenues	(15,403)	(184)	(11,553)	(158)	(51,136)	(167)	(45,678)	(170)
Cash operating costs (by-product basis)	$33,824	$405	$37,335	$510	$153,274	$501	$158,022	$590

	Three Months Ended				Three Months Ended				Year Ended				Year Ended
LaRonde Mine	December 31, 2016				December 31, 2015				December 31, 2016				December 31, 2015
Per Tonne Metrics(iii)	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			572				563				2,240				2,241

Production costs	$44,056		$77		$32,041		$57		$179,496		$80		$172,283		$77
Production costs (C$)	C$	57,302	C$	100	C$	49,807	C$	88	C$	237,934	C$	106	C$	218,649	C$	98
Inventory and other adjustments (C$)(v )	(517)		(1)		3,312		6		(1,447)		—		4,150		1
Minesite operating costs (C$)	C$	56,785	C$	99	C$	53,119	C$	94	C$	236,487	C$	106	C$	222,799	C$	99

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Lapa Mine	December 31, 2016		December 31, 2015		December 31, 2016		December 31, 2015
Per Ounce of Gold Produced Metrics(ii)	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		14,065		19,929		73,930		90,967

Production costs	$13,233	$941	$12,652	$635	$52,974	$717	$52,571	$578
Inventory and other adjustments(iv )	(82)	(6)	(247)	(13)	1,173	15	1,161	13
Cash operating costs (co-product basis)	$13,151	$935	$12,405	$622	$54,147	$732	$53,732	$591
By-product metal revenues	(6)	—	(42)	(2)	(28)	—	(62)	(1)
Cash operating costs (by-product basis)	$13,145	$935	$12,363	$620	$54,119	$732	$53,670	$590

	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Lapa Mine	December 31, 2016				December 31, 2015				December 31, 2016				December 31, 2015
Per Tonne Metrics(iii)	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			130				136				593				560

Production costs	$13,233		$102		$12,652		$93		$52,974		$89		$52,571		$94
Production costs (C$)	C$	17,335	C$	133	C$	16,707	C$	123	C$	69,941	C$	118	C$	66,396	C$	119
Inventory and other adjustments (C$)(v )		198		2		(1,631)		(12)		1,580		3		(710)		(2)
Minesite operating costs (C$)	C$	17,533	C$	135	C$	15,076	C$	111	C$	71,521	C$	121	C$	65,686	C$	117

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Goldex Mine	December 31, 2016		December 31, 2015		December 31, 2016		December 31, 2015
Per Ounce of Gold Produced Metrics(ii)	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		24,170		27,646		120,704		115,426

Production costs	$15,284	$632	$13,378	$484	$63,310	$525	$61,278	$531
Inventory and other adjustments(iv )	598	25	812	29	912	7	878	7
Cash operating costs (co-product basis)	$15,882	$657	$14,190	$513	$64,222	$532	$62,156	$538
By-product metal revenues	(5)	—	(8)	—	(26)	—	(23)	—
Cash operating costs (by-product basis)	$15,877	$657	$14,182	$513	$64,196	$532	$62,133	$538

	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Goldex Mine	December 31, 2016				December 31, 2015				December 31, 2016				December 31, 2015
Per Tonne Metrics(iii)	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			580				572				2,545				2,313

Production costs	$15,284		$26		$13,378		$23		$63,310		$25		$61,278		$26
Production costs (C$)	C$	20,379	C$	35	C$	17,802	C$	31	C$	83,835	C$	33	C$	77,589	C$	34
Inventory and other adjustments (C$)(v )		896		2		(197)		—		1,231		—		(1,181)		(1)
Minesite operating costs (C$)	C$	21,275	C$	37	C$	17,605	C$	31	C$	85,066	C$	33	C$	76,408	C$	33

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Meadowbank Mine	December 31, 2016		December 31, 2015		December 31, 2016		December 31, 2015
Per Ounce of Gold Produced Metrics(ii)	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		94,770		102,580		312,214		381,804

Production costs	$52,246	$551	$49,177	$479	$218,963	$701	$230,564	$604
Inventory and other adjustments(iv )	3,608	38	5,194	51	8,105	26	7,282	19
Cash operating costs (co-product basis)	$55,854	$589	$54,371	$530	$227,068	$727	$237,846	$623
By-product metal revenues	(1,021)	(10)	(455)	(4)	(3,837)	(12)	(3,665)	(10)
Cash operating costs (by-product basis)	$54,833	$579	$53,916	$526	$223,231	$715	$234,181	$613

	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Meadowbank Mine	December 31, 2016				December 31, 2015				December 31, 2016				December 31, 2015
Per Tonne Metrics(iii)	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			1,015				1,028				3,915				4,033

Production costs	$52,246		$51		$49,177		$48		$218,963		$56		$230,564		$57
Production costs (C$)	C$	67,309	C$	66	C$	64,289	C$	63	C$	284,748	C$	73	C$	285,023	C$	71
Inventory and other adjustments (C$)(v )	5,371		6			(775)		(1)		5,681		1		(4,073)		(1)
Minesite operating costs (C$)	C$	72,680	C$	72	C$	63,514	C$	62	C$	290,429	C$	74	C$	280,950	C$	70

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Canadian Malartic Mine(i)	December 31, 2016		December 31, 2015		December 31, 2016		December 31, 2015
Per Ounce of Gold Produced Metrics(ii)	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		69,971		72,872		292,514		285,809

Production costs	$46,930	$671	$46,093	$633	$183,635	$628	$171,473	$600
Inventory and other adjustments(iv )	(1,116)	(16)	(705)	(10)	(553)	(2)	3,630	13
Cash operating costs (co-product basis)	$45,814	$655	$45,388	$623	$183,082	$626	$175,103	$613
By-product metal revenues	(1,468)	(21)	(1,236)	(17)	(5,821)	(20)	(4,689)	(17)
Cash operating costs (by-product basis)	$44,346	$634	$44,152	$606	$177,261	$606	$170,414	$596

	Three Months Ended				Three Months Ended				Year Ended				Year Ended
Canadian Malartic Mine(i)	December 31, 2016				December 31, 2015				December 31, 2016				December 31, 2015
Per Tonne Metrics(iii)	(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )		(thousands)		($ per tonne )
Tonnes of ore milled (thousands of tonnes)			2,433				2,428				9,821				9,545

Production costs	$46,930		$19		$46,093		$19		$183,635		$19		$171,473		$18
Production costs (C$)	C$	66,395	C$	27	C$	61,602	C$	25	C$	244,333	C$	25	C$	219,346	C$	23
Inventory and other adjustments (C$)(v )		(5,747)		(2)		(2,024)		—		(3,399)		—		368		—
Minesite operating costs (C$)	C$	60,648	C$	25	C$	59,578	C$	25	C$	240,934	C$	25	C$	219,714	C$	23

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Kittila Mine	December 31, 2016		December 31, 2015		December 31, 2016		December 31, 2015
Per Ounce of Gold Produced Metrics(ii)	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		53,337		44,279		202,508		177,374

Production costs	$34,352	$644	$32,203	$727	$141,871	$701	$126,095	$711
Inventory and other adjustments(iv )	1,101	21	901	21	(26)	(1)	(187)	(1)
Cash operating costs (co-product basis)	$35,453	$665	$33,104	$748	$141,845	$700	$125,908	$710
By-product metal revenues	(59)	(1)	(39)	(1)	(200)	(1)	(155)	(1)
Cash operating costs (by-product basis)	$35,394	$664	$33,065	$747	$141,645	$699	$125,753	$709

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Kittila Mine	December 31, 2016		December 31, 2015		December 31, 2016		December 31, 2015
Per Tonne Metrics(iii)	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore milled (thousands of tonnes)		401		377		1,667		1,464

Production costs	$34,352	$86	$32,203	$85	$141,871	$85	$126,095	$86
Production costs (€)	€32,221	€80	€29,176	€77	€128,599	€77	€112,285	€77
Inventory and other adjustments (€)(v )	1,011	3	984	3	(505)	—	(956)	(1)
Minesite operating costs (€)	€33,232	€83	€30,160	€80	€128,094	€77	€111,329	€76

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Pinos Altos Mine	December 31, 2016		December 31, 2015		December 31, 2016		December 31, 2015
Per Ounce of Gold Produced Metrics(ii)	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		46,685		44,496		192,772		192,974

Production costs	$26,450	$567	$24,351	$547	$114,557	$594	$105,175	$545
Inventory and other adjustments(iv )	2,285	49	3,374	76	(1,840)	(9)	6,458	33
Cash operating costs (co-product basis)	$28,735	$616	$27,725	$623	$112,717	$585	$111,633	$578
By-product metal revenues	(10,532)	(226)	(9,188)	(206)	(44,118)	(229)	(37,030)	(191)
Cash operating costs (by-product basis)	$18,203	$390	$18,537	$417	$68,599	$356	$74,603	$387

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Pinos Altos Mine	December 31, 2016		December 31, 2015		December 31, 2016		December 31, 2015
Per Tonne Metrics(iii)	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		556		600		2,260		2,378

Production costs	$26,450	$48	$24,351	$41	$114,557	$51	$105,175	$44
Inventory and other adjustments(v )	1,728	3	2,031	3	(3,698)	(2)	2,481	1
Minesite operating costs	$28,178	$51	$26,382	$44	$110,859	$49	$107,656	$45

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Creston Mascota deposit at Pinos Altos	December 31, 2016		December 31, 2015		December 31, 2016		December 31, 2015
Per Ounce of Gold Produced Metrics(ii)	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		11,213		13,933		47,296		54,703

Production costs	$7,923	$707	$7,070	$507	$27,341	$578	$26,278	$480
Inventory and other adjustments(iv )	15	1	(156)	(11)	472	10	(328)	(6)
Cash operating costs (co-product basis)	$7,938	$708	$6,914	$496	$27,813	$588	$25,950	$474
By-product metal revenues	(657)	(59)	(720)	(51)	(3,426)	(72)	(2,412)	(44)
Cash operating costs (by-product basis)	$7,281	$649	$6,194	$445	$24,387	$516	$23,538	$430

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
Creston Mascota deposit at Pinos Altos	December 31, 2016		December 31, 2015		December 31, 2016		December 31, 2015
Per Tonne Metrics(iii)	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		524		529		2,119		2,099

Production costs	$7,923	$15	$7,070	$13	$27,341	$13	$26,278	$13
Inventory and other adjustments(v )	(191)	—	(328)	—	(77)	—	(757)	(1)
Minesite operating costs	$7,732	$15	$6,742	$13	$27,264	$13	$25,521	$12

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
La India Mine	December 31, 2016		December 31, 2015		December 31, 2016		December 31, 2015
Per Ounce of Gold Produced Metrics(ii)	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )	(thousands)	($ per ounce )
Gold production (ounces)		28,714		23,432		115,162		104,362

Production costs	$14,638	$510	$12,854	$549	$49,745	$432	$49,578	$475
Inventory and other adjustments(iv )	142	5	(725)	(31)	4,189	36	(28)	—
Cash operating costs (co-product basis)	$14,780	$515	$12,129	$518	$53,934	$468	$49,550	$475
By-product metal revenues	(2,224)	(78)	(772)	(33)	(8,453)	(73)	(4,058)	(39)
Cash operating costs (by-product basis)	$12,556	$437	$11,357	$485	$45,481	$395	$45,492	$436

	Three Months Ended		Three Months Ended		Year Ended		Year Ended
La India Mine	December 31, 2016		December 31, 2015		December 31, 2016		December 31, 2015
Per Tonne Metrics(iii)	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )	(thousands)	($ per tonne )
Tonnes of ore processed (thousands of tonnes)		1,540		1,439		5,837		5,371

Production costs	$14,638	$10	$12,854	$9	$49,745	$9	$49,578	$9
Inventory and other adjustments(v )	(231)	(1)	(859)	(1)	2,909	—	(657)	—
Minesite operating costs	$14,407	$9	$11,995	$8	$52,654	$9	$48,921	$9

Notes:

(i)             On June 16, 2014, Agnico Eagle and Yamana jointly acquired 100.0% of Osisko by way of the Arrangement. As a result of the Arrangement, Agnico Eagle and Yamana each indirectly own 50.0% of CMC and the Partnership, which now holds the Canadian Malartic mine. The information set out in this table reflects the Company’s 50.0% interest in the Canadian Malartic mine.

(ii)          Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. The calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals. The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iii)       Minesite costs per tonne is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income (loss) for unsold concentrate inventory production costs, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be affected by fluctuations in by-product metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with IFRS.

(iv)      Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, an inventory adjustment is made to reflect the sales margin on the portion of concentrate production not yet recognized as revenue. Other adjustments include the addition of smelting, refining and marketing charges to production costs.

(v)         This inventory and other adjustment reflects production costs associated with unsold concentrates.

Reconciliation of Production Costs to All-in Sustaining Costs per Ounce of Gold Produced

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
(United States dollars per ounce of gold produced, except where noted)	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
Production costs per the consolidated statements of income (loss) (thousands of United States dollars)	$255,112	$229,819	$1,031,892	$995,295
Gold production (ounces)	426,433	422,328	1,662,888	1,671,340
Production costs per ounce of gold production	$598	$544	$621	$596
Adjustments:
Inventory and other adjustments(i)	28	60	22	30
Total cash costs per ounce of gold produced (co-product basis)(ii)	$626	$604	$643	$626
By-product metal revenues	(74)	(57)	(70)	(59)
Total cash costs per ounce of gold produced (by-product basis)(ii)	$552	$547	$573	$567
Adjustments:
Sustaining capital expenditures (including capitalized exploration)	203	214	187	183
General and administrative expenses (including stock options)	75	53	62	58
Non-cash reclamation provision and other	2	3	2	2
All-in sustaining costs per ounce of gold produced (by-product basis)	$832	$817	$824	$810
By-product metal revenues	74	57	70	59
All-in sustaining costs per ounce of gold produced (co-product basis)	$906	$874	$894	$869

Notes:

(i)                                     Under the Company’s revenue recognition policy, revenue is recognized on concentrates when legal title and risk is transferred. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(ii)                                  Total cash costs per ounce of gold produced is not a recognized measure under IFRS and this data may not be comparable to data reported by other gold producers. Total cash costs per ounce of gold produced is reported on both a by-product basis (deducting by-product metal revenues from production costs) and co-product basis (before by-product metal revenues). Total cash costs per ounce of gold produced on a by-product basis is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) for by-product metal revenues, unsold concentrate inventory production costs, smelting, refining and marketing charges and other adjustments, and then dividing by the number of ounces of gold produced. Total cash costs per ounce of gold produced on a co-product basis is calculated in the same manner as total cash costs per ounce of gold produced on a by-product basis except that no adjustment for by-product metal revenues is made. Accordingly, the calculation of total cash costs per ounce of gold produced on a co-product basis does not reflect a reduction in production costs or smelting, refining and marketing charges associated with the production and sale of by-product metals.  The Company believes that these generally accepted industry measures provide a realistic indication of operating performance and provide useful comparison points between periods. Total cash costs per ounce of gold produced is intended to provide information about the cash generating capabilities of the Company’s mining operations. Management also uses these measures to monitor the performance of the Company’s mining operations. As market prices for gold are quoted on a per ounce basis, using the total cash costs per ounce of gold produced on a by-product basis measure allows management to assess a mine’s cash generating capabilities at various gold prices. Management is aware that these per ounce measures of performance can be affected by fluctuations in exchange rates and, in the case of total cash costs of gold produced on a by-product basis, by-product metal prices. Management compensates for these inherent limitations by using these measures in conjunction with minesite costs per tonne as well as other data prepared in accordance with IFRS. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

RECONCILIATION OF LONG-TERM DEBT TO NET DEBT

(thousands of United States dollars)	As at December 31, 2016	As at December 31, 2015
Current portion of long-term debt per the consolidated balance sheets	$129,896	$14,451
Non-Current portion of long-term debt	1,072,790	1,118,187
Long-term debt	$1,202,686	$1,132,638
Adjustments:
Deferred financing costs	$12,210	$11,264
Cash and cash equivalents	(539,974)	(124,150)
Short-term investments	(8,424)	(7,444)
Net Debt	$666,498	$1,012,308